SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Inversiones y Representaciones Sociedad Anónima
(The "Company")
Report on the Form 6-K

Attached is the English translation of the Financial Statements for the three month period ended on September 30, 2013  and September 30, 2012 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements
as of September 30, 2013 and for the three-month periods
ended September 30, 2013 and 2012

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°.: 71, beginning on July 1, 2013.

Legal address: 108 Bolívar St., 1st floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the By-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: March 15, 2013.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up (in thousands of Ps.): 578,676.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (Cresud S.A.C.I.F. y A.).

Legal Address: 877 Moreno St., 23rd. floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Interest of the Parent Company on the capital stock: 378,753,404 common shares.

Percentage of votes of the Parent Company on the equity: 65.47% (considering treasury shares of our own).

Type of stock	CAPITAL STATUS
	Authorized for Public Offer of Shares (*)	Subscribed, Issued and Paid up (in thousands of Pesos)
Common stock with a face value of Ps.1 per share and entitled to 1 vote each	578,676,460	578,676

(*) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2013 and June 30, 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	09.30.2013	06.30.2013
ASSETS
Non- Current Assets
Investment properties	9	4,071,267	3,992,530
Property, plant and equipment	10	210,614	212,673
Trading properties	11	178,818	178,425
Intangible assets	12	83,351	79,653
Investments in associates and joint ventures	7,8	1,491,681	1,423,936
Deferred income tax assets	24	131,962	85,236
Restricted assets	15	14,018	10,881
Income tax and Minimum Presumed Income tax ("MPIT") credit		132,805	130,086
Trade and other receivables	16	87,564	85,126
Investments in financial assets	17	678,915	267,455
Derivative financial instruments	18	15,273	21,208
Total Non-Current Assets		7,096,268	6,487,209
Current Assets
Trading properties	11	10,813	11,689
Inventories	13	15,238	16,321
Restricted assets	15	1,179	1,022
Trade and other receivables	16	578,014	769,333
Investments in financial assets	17	413,174	244,053
Derivative financial instruments	18	2,067	-
Cash and cash equivalents	19	281,188	796,902
Total Current Assets		1,301,673	1,839,320
TOTAL ASSETS		8,397,941	8,326,529
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		578,506	578,676
Treasury stock		170	-
Inflation adjustment of share capital and treasury stock		123,329	123,329
Share premium		793,123	793,123
Cost of treasury stock		(1,182)	-
Acquisition of additional interest in subsidiaries		(20,782)	(20,782)
Cumulative translation adjustment		65,687	50,776
Reserve for share-based compensation	32	13,988	8,258
Legal reserve		85,140	85,140
Reserve for new developments		492,441	492,441
Special reserve		395,249	395,249
Retained earnings		271,710	239,328
Total capital and reserves attributable to equity holders of the parent		2,797,379	2,745,538
Non-controlling interest		396,256	385,151
TOTAL SHAREHOLDERS' EQUITY		3,193,635	3,130,689
LIABILITIES
Non-Current Liabilities
Trade and other payables	20	233,164	211,118
Borrowings	23	3,073,406	2,922,642
Income tax liabilities		66,979	-
Deferred income tax liabilities	24	386,072	395,936
Salaries and social security liabilities	21	4,692	3,160
Provisions	22	88,855	57,737
Total Non-Current Liabilities		3,853,168	3,590,593
Current Liabilities
Trade and other payables	20	565,319	688,861
Income tax liabilities		31,172	79,065
Salaries and social security liabilities	21	42,568	49,010
Derivative financial instruments	18	819	1,732
Borrowings	23	698,502	772,529
Provisions	22	12,758	14,050
Total Current Liabilities		1,351,138	1,605,247
TOTAL LIABILITIES		5,204,306	5,195,840
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		8,397,941	8,326,529

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedead Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Income
 for the three-month periods ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	09.30.2013	09.30.2012
Revenues	26	621,447	483,047
Costs	27	(293,700)	(239,878)
Gross Profit		327,747	243,169
Gain from disposal of investment properties	9	-	31,069
General and administrative expenses	28	(58,478)	(43,533)
Selling expenses	28	(30,686)	(23,637)
Other operating results, net	30	(9,532)	(9,126)
Profit from operations		229,051	197,942
Share of profit of associates and joint ventures	7,8	38,991	16,731
Profit before financial results and income tax		268,042	214,673
Finance income	31	46,534	38,723
Finance cost	31	(308,201)	(180,977)
Other financial results	31	41,841	16,017
Financial results, net	31	(219,826)	(126,237)
Profit before income tax		48,216	88,436
Income tax	24	(12,948)	(37,626)
Profit for the period		35,268	50,810

Attributable to:
Equity holders of the parent		32,382	41,142
Non-controlling interest		2,886	9,668

Profit per share attributable to equity holders of the parent during the period:
Basic		0.06	0.07
Diluted		0.06	0.07

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the three-month periods ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	09.30.2013	09.30.2012
Profit for the period	35,268	50,810
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	23,293	10,490
Other comprehensive income for the period (i)	23,293	10,490
Total comprehensive income for the period	58,561	61,300

Attributable to:
Equity holders of the parent	47,293	51,632
Non-controlling interest	11,268	9,668

(i)     Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury stock	Inflation adjustment of share capital and treasury stock (2)	Share Premium	Cost of treasury stock	Acquisition of additional interest in subsidiaries	Cumulative translation adjustment	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Retained earnings	Subtotal	Non-controlling interest	Total shareholders' equity
Balance at July 1st, 2013	578,676	-	123,329	793,123	-	(20,782)	50,776	8,258	85,140	492,441	395,249	239,328	2,745,538	385,151	3,130,689
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	32,382	32,382	2,886	35,268
Other comprehensive income for the period	-	-	-	-	-	-	14,911	-	-	-	-	-	14,911	8,382	23,293
Total comprehensive income for the period	-	-	-	-	-	-	14,911	-	-	-	-	32,382	47,293	11,268	58,561
Reserve for share-based compensation (Note 32)	-	-	-	-	-	-	-	5,730	-	-	-	-	5,730	202	5,932
Purchase of Treasury stock.	(170)	170	-	-	(1,182)	-	-	-	-	-	-	-	(1,182)	-	(1,182)
Distribution of share capital of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(712)	(712)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	347	347
Balance at September 30, 2013	578,506	170	123,329	793,123	(1,182)	(20,782)	65,687	13,988	85,140	492,441	395,249	271,710	2,797,379	396,256	3,193,635

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
(1)	Related to CNV General Resolution No. 609/12. See Note 25.
(2)	Includes Ps. 36 of Inflation adjustment treasury stock. See Note 25.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Acquisition of additional interest in subsidiaries	Cumulative translation adjustment	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Retained earnings	Subtotal	Non- controlling interest	Total shareholders' equity
Balance at July 1st, 2012	578,676	274,387	793,123	(15,714)	14,502	2,595	71,136	419,783	510,853	2,649,341	390,428	3,039,769
Profit for the period	-	-	-	-	-	-	-	-	41,142	41,142	9,668	50,810
Other comprehensive income for the period	-	-	-	-	10,490	-	-	-	-	10,490	-	10,490
Total comprehensive income for the period	-	-	-	-	10,490	-	-	-	41,142	51,632	9,668	61,300
Reserve for share-based compensation (Note 32)	-	-	-	-	-	1,668	-	-	-	1,668	61	1,729
Acquisition of subsidiaries	-	-	-	(334)	-	-	-	-	-	(334)	-	(334)
Dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	(10,215)	(10,215)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	1,717	1,717
Balance at September 30, 2012	578,676	274,387	793,123	(16,048)	24,992	4,263	71,136	419,783	551,995	2,702,307	391,659	3,093,966

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Cash Flows
 for the three-month periods ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	09.30.2013	09.30.2012
Operating activities:
Cash generated by operations	19	252,219	290,535
Income tax paid		(48,778)	(25,931)
Net cash generated by operating activities		203,441	264,604
Investing activities:
Capital contributions in associates and joint ventures	7	(1,221)	-
Purchases of associates and joint ventures	3,7,8	(13,057)	(7,570)
Purchases of investment properties	9	(70,820)	(36,767)
Proceeds from sale of investment properties		118,936	53,299
Purchases of property, plant and equipment	10	(4,152)	(5,832)
Purchases of intangible assets	12	(139)	(253)
Purchase of investments in financial assets		(775,782)	(126,340)
Proceeds from sale of investments in financial assets		245,124	46,433
Advanced payments		(13,120)	(18,496)
Acquisition of derivative financial instruments		(2,000)	-
Proceeds from sale of joint ventures		7,736	-
Dividends received		14,698	4,953
Net cash used in investing activities		(493,797)	(90,573)
Financing activities:
Proceeds from borrowings		118,401	24,624
Repayments of borrowings		(141,218)	(80,266)
Payment of non-convertible notes		(97,887)	-
Payment of seller financing		(390)	(2,000)
Dividends paid		(6,060)	(38,684)
Capital contribution of non-controlling interest		347	1,717
Interest paid		(117,848)	(96,116)
Capital reduction of subsidiaries		(712)	(10,215)
Loans from associates and joint ventures, net		2,000	47,181
Repurchase of Treasury stock.		(1,182)	-
Payment of seller financing of shares		(1,640)	-
Net cash used in financing activities		(246,189)	(153,759)
Net (decrease) / increase in cash and cash equivalents		(536,545)	20,272
Cash and cash equivalents at beginning of year	19	796,902	259,169
Foreign exchange gain on cash and cash equivalents		20,831	1,901
Cash and cash equivalents at end of period		281,188	281,342

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
Partner

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	The Group’s business and general information

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”, “the Company” / “Us” or “the Society”) was founded in 1943 and is engaged in a diversified range of real estate activities in Argentina since 1991.

IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

As of September 30, 2013, the Group operates in six business segments. See Note 7 to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 for a description of such segments.

Group’s real estate business operations are conducted primarily through IRSA and IRSA’s principal subsidiary, Alto Palermo S.A. (“APSA”). Through APSA, the Group owns, manages and develops shopping centers across Argentina. The Group owns, manages and develops a portfolio of office and other rental properties in the Autonomous City of Buenos Aires, and it entered the United States of America (“USA”) real estate market in 2009, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA or APSA, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these consolidated financial statements to denote investment, development and/or trading properties activities.

The activities of the Group’s segment “Financial operations and others” are carried out mainly through Banco Hipotecario S.A. (“BHSA”), where IRSA has a 29.77% interest (without considering treasury shares of our own). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange (“BASE”). Besides that, the Group has a 42.95% interest in Tarshop S.A (“Tarshop”), a company which main activities are credit card and loan origination transactions.

IRSA’s shares are listed and traded on both the BASE and the New York Stock Exchange (“NYSE”). APSA’s shares are listed and traded on both the BASE and the NASDAQ of USA.

Cresud S.A.C.I.F y A. is our ultimate parent company and is a corporation incorporated and domiciled in Argentina. The address of its registered office is Moreno 877, Floor 23, Autonomous City of Buenos Aires, Argentina.

These Unaudited Condensed Interim Consolidated Financial Statements have been approved for issuance by the Board of Directors on November 11, 2013.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements

2.1	Basis of preparation

These Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual consolidated financial statements of the Group as of June 30, 2013 prepared in accordance with IFRS in force. These Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Argentine Pesos.

These Unaudited Condensed Interim Consolidated Financial Statements corresponding to the three-month periods ended September 30, 2013 and 2012 have not been audited. The management believes they include all necessary adjustments to fairly present the results of each period. The Company’s three-month periods ended September 30, 2013 and 2012 results do not necessarily reflect the proportion of the Group’s full-year results.

2.2.           Significant accounting policies

The principal accounting policies applied in the presentation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2013, which are described in Note 2 of the annual consolidated financial statements.

2.3.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these condensed interim consolidated financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements for the year ended June 30, 2013,save for changes in accrued income tax, provision for legal claims, allowance for bad debts and accrued supplementary rental.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

2.4.	Comparative Information

Balance items as of September 30, 2012 shown in these financial statements for comparative purposes arise from unaudited condensed interim consolidated financial statements then ended. Certain reclassifications have been made in order to present figures comparatively with those stated as of September 30, 2013.

2.5           Seasonal effects on operations

The operations of the Group’s shopping centers are also subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and Christmas holidays (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

In November, 2012, the Group took control over Ribgy 183 LLC (“Rigby”), a company that owns a rental office building located in New York, US (see Note 4 to the annual consolidated financial statements). Therefore, balances as of September 30, 2012 do not include Rigby’s operations.

3.	Acquisitions and disposals

For the three-month period ended as of September 30, 2013

Subscription of shares of Avenida Inc. and Avenida Compras S.A.

On August 29, 2013, the Group, through Torodur S.A., subscribed 3,703,704 shares of Avenida Inc. and 23,077 shares of Avenida Compras S.A., representing 26.09% and 2.10%, of its outstanding capital, respectively. Additionally, Avenida Inc. owns 90.91% of Avenida Compras S.A., thus being the Group’s indirect interest in Avenida Compras of 25.81%. The transaction price was Ps. 13.0 million, which has already been fully paid. The Group has a warrant to increase its interest in Avenida Inc. up to 37.04%.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Acquisitions and disposals (Continued)

Stock Call Option Agreement for Arcos del Gourmet S.A.

On September 16, 2013, the Group, through APSA entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal whereby the latter grant to APSA an exclusive and irrevocable option to purchase 10% of the equity interest and all the related rights of Sociedad Arcos del Gourmet S.A.. The term to exercise the option runs from the execution of the agreement to December 31, 2018. The stock purchase price, in the event the option is exercised, is US$ 0.8 million per each percentage point of the Company’s capital stock.  The option price is made up of a fixed amount of Ps. 2 million and another variable amount payable monthly, which results from applying 4.5% on the amounts accrued in each previous calendar month for rental and right of admission, net of certain expenses, from the opening of the shopping mall until the end of the lease agreement between APSA and Arcos.

Transfer of Entretenimiento Universal S.A.’s shares

On September 11, 2013, Entertainment Holdings S.A. (“EHSA”) sold to the Company 300 shares of stock with a nominal value of Ps. 1 and one voting right each, accounting for 2.5% of Entretenimiento Universal S.A.’s capital stock (“ENUSA”, a company exclusively engaged in the entertainment business and in organizing other social and corporate events), which APSA already owned indirectly. The consideration for the transfer was set at Ps. 0.001 for all shares.

4.           Financial risk management

Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

The unaudited condensed interim consolidated financial statements do not include all the information and disclosures on financial risk management; therefore they should be read along with the annual consolidated financial statements for the year ended June 30, 2013. There have been no changes in the risk management or risk management policies applied by the Group since year end.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

5.	Segment information

Below is a summarized analysis of the lines of business of the Group for the period ended September 30, 2013:

	September 30, 2013
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	455,839	74,004	16,060	72,927	19,361	184	638,375
Costs	(203,747)	(28,304)	(11,800)	(49,548)	(11,745)	(96)	(305,240)
Gross Profit	252,092	45,700	4,260	23,379	7,616	88	333,135
General and administrative expenses	(24,994)	(8,134)	(7,325)	(13,867)	(4,323)	(55)	(58,698)
Selling expenses	(14,044)	(6,968)	(2,532)	(8,674)	-	397	(31,821)
Other operating results, net	(5,909)	(868)	(1,147)	(106)	(135)	(2,072)	(10,237)
Profit / (loss) from operations	207,145	29,730	(6,744)	732	3,158	(1,642)	232,379
Share of profit / (loss) of associates and joint ventures	-	1,173	632	129	(23,437)	55,392	33,889
Segment Profit / (Loss) before financial results and income tax	207,145	30,903	(6,112)	861	(20,279)	53,750	266,268
Investment properties	2,280,038	790,274	367,574	-	794,211	-	4,232,097
Property, plant and equipment	18,723	22,127	4,010	165,660	204	-	210,724
Trading properties	-	-	120,097	-	81,018	-	201,115
Goodwill	1,667	9,392	-	-	54,908	-	65,967
Inventories	8,101	-	508	6,752	-	-	15,361
Investments in associates	-	25,268	33,391	21,468	974	1,140,493	1,221,594
Operating assets	2,308,529	847,061	525,580	193,880	931,315	1,140,493	5,946,858

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the period ended September 30, 2012:

	September 30, 2012
	Shopping Center	Offices	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	355,578	70,328	52,503	53,793	-	693	532,895
Costs	(169,416)	(28,646)	(39,113)	(40,529)	-	(258)	(277,962)
Gross Profit	186,162	41,682	13,390	13,264	-	435	254,933
Gain from disposal of investment properties	-	-	31,069	-	-	-	31,069
General and administrative expenses	(14,408)	(6,958)	(6,981)	(12,348)	(3,241)	(256)	(44,192)
Selling expenses	(11,902)	(2,852)	(5,044)	(6,990)	-	(546)	(27,334)
Other operating results, net	(5,902)	(819)	(1,675)	185	(2,084)	916	(9,379)
Profit / (Loss) from operations	153,950	31,053	30,759	(5,889)	(5,325)	549	205,097
Share of profit / (loss) of associates	-	-	564	43	(18,335)	30,932	13,204
Segment profit / (loss) before financial results and income tax	153,950	31,053	31,323	(5,846)	(23,660)	31,481	218,301
Investment properties	2,021,496	905,081	474,655	-	-	-	3,401,232
Property, plant and equipment	14,613	29,617	3,761	178,629	199	-	226,819
Trading properties	-	-	185,588	-	66,591	-	252,179
Goodwill	343	5,481	-	-	-	-	5,824
Inventories	11,312	-	484	5,932	-	-	17,728
Investments in associates	-	-	25,958	21,299	104,192	1,056,204	1,207,653
Operating assets	2,047,764	940,179	690,446	205,860	170,982	1,056,204	5,111,435

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

Operating results of the Cyrsa S.A., Nuevo Puerto Santa Fe S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A. joint ventures have been presented under the method of proportionate consolidation. Under this method, the income/loss generated by joint businesses is reported in the income statements line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the statement of income. Therefore, the proportional consolidation method is used by the Group’s Executive Committee to assess and understand the return and the results of operations of the business as a whole.

The following tables present a reconciliation between the total results of segment operations and the results of operations as per the statements of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS.

	September 30, 2013
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	As per statements of income
Revenues	638,375	(16,928)	621,447
Costs	(305,240)	11,540	(293,700)
Gross Profit	333,135	(5,388)	327,747
General and administrative expenses	(58,698)	220	(58,478)
Selling expenses	(31,821)	1,135	(30,686)
Other operating results, net	(10,237)	705	(9,532)
Profit from operations	232,379	(3,328)	229,051
Share of profit of associates and joint ventures	33,889	5,102	38,991
Segment profit before financial results and income tax	266,268	1,774	268,042

	September 30, 2012
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	As per statements of income
Revenues	532,895	(49,848)	483,047
Costs	(277,962)	38,084	(239,878)
Gross profit	254,933	(11,764)	243,169
Gain from disposal of investment properties	31,069	-	31,069
General and administrative expenses	(44,192)	659	(43,533)
Selling expenses	(27,334)	3,697	(23,637)
Other operating results, net	(9,379)	253	(9,126)
Profit from operations	205,097	(7,155)	197,942
Share of profit of associates	13,204	3,527	16,731
Profit before financial results and income tax	218,301	(3,628)	214,673

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

5.           Segment information (Continued)

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. In line with the discussion above, segment assets include the proportionate share of the assets of joint ventures. The statements of financial position under IFRS show the net investment in these joint ventures as a single item.

September 30, 2013
Total reportable assets as per segment information	5,946,858
Investment properties	(160,830)
Property, plant and equipment	(110)
Trading properties	(11,484)
Goodwill	(5,235)
Inventories	(123)
Investments in associates and joint venture	270,087
Total assets as per the statements of financial position	6,039,163

6.	Information about main subsidiaries

The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

Summarized statements of financial position

	Panamerican Mall S.A. (“PAMSA”)		Rigby
	September 30, 2013	June 30, 2013	September 30, 2013	June 30, 2013
ASSETS
Total non-current assets	643,636	623,986	814,737	761,997
Total current assets	203,814	191,869	19,841	18,088
TOTAL ASSETS	847,450	815,855	834,578	780,085
LIABILITIES
Total non-current liabilities	37,789	23,062	474,742	439,432
Total current liabilities	47,478	58,723	3,317	5,961
TOTAL LIABILITIES	85,267	81,785	478,059	445,393
NET ASSETS	762,183	734,070	356,519	334,692

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

6.	Information about main subsidiaries (Continued)

Summarized statements of income and statements of comprehensive income

	PAMSA		Rigby
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Revenues	56,637	44,757	19,361	-
Profit before income tax	43,791	20,416	5,639	-
Income tax expense	(15,565)	(7,813)	-	-
Profit for the period	28,226	12,603	(419)	-
Total comprehensive income for the period	28,226	12,603	(419)	-
Profit attributable to non-controlling interest	5,645	2,521	(107)	-
Dividends paid to non-controlling interest	4,170	-	739	-

Summarized cash flows

	PAMSA		Rigby
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Net cash generated by operating activities	35,339	38,539	232	-
Net cash used in investing activities	(41,715)	(48,080)	(52)	-
Net cash used in financing activities	2,803	(137)	(89)	-
Net increase in cash and cash equivalents	(3,573)	(9,678)	91	-
Foreign exchange gain on cash and cash equivalents	167	718	(27)	-
Cash and cash equivalents at beginning of period	11,416	29,885	392	-
Cash and cash equivalents at end of period	8,010	20,925	456	-

The information above is the amount before inter-company eliminations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

7.	Interests in joint ventures

As of June 30, 2013, the joint ventures of the Group were Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., Nuevo Puerto Santa Fe S.A. (“NPSF”) and EHSA.

As of September 30, 2013, the joint ventures of the Group are Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., NPSF, EHSA and ENUSA (indirectly through the investment in EHSA) (see Note 3). The shares in these joint ventures are not publicly traded.

In November 29, 2012, APSA acquired shares of common stock, representing 50% of EHSA´s capital stock and votes.

On September 25, 2013, Sociedad Rural Argentina (SRA), La Rural de Palermo S.A. (LRPSA), Boulevard Norte S.A. (BNSA), Ogden Argentina S.A. (OASA), EHSA, ENUSA and La Rural S.A. (LRSA) executed a joint venture agreement and a shareholder’s agreement mostly amending certain provisions set forth in prior agreements. The Company is now in the process of assessing any potential effect on the preliminary allocation of the purchase price of said acquisition.

Changes in the Group’s investments in joint ventures for the three-month period ended September 30, 2013 and for the year ended June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Beginning of period / year	287,846	228,970
Acquisition of joint ventures (ii)	(12)	25,899
Capital contributions	1,221	29,828
Sale of joint ventures	-	(5,774)
Cash dividends	-	(1,250)
Share of profit	6,276	10,173
End of period / year	(i) 295,331	287,846

(i)	Includes a balance of Ps. (22) reflecting interests in companies with negative equity as of September 30, 2013 which are disclosed in “Provisions” (see Note 22).
(ii)	Corresponds to the acquisition of ENUSA (see Note 3).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

8.	Interests in associates

As of June 30, 2013, the associates of the Group were New Lipstick LLC, BHSA, Tarshop S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito y Securitización S.A. (“BACS”) and Bitania 26 S.A..

During the current period, the Group has acquired interests in associates Avenida Inc. and Avenida Compras S.A. (see Note 3). Consequently, as of September 30, 2013 the associates of the Group are New Lipstick LLC, Rigby 183 LLC, BHSA, Tarshop S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito y Securitización S.A. (“BACS”), Bitania 26 S.A., Avenida Inc. and Avenida Compras S.A..

Changes in the Group’s investments in associates for the three-month period ended September 30, 2013 and for the year ended June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	1,096,999	1,216,845
Acquisition of associates	13,057	-
Capital contributions	-	37,610
Share of profit / (loss)	32,715	(17,564)
Currency translation adjustment	(3,755)	(1,300)
Cash dividends (ii)	(9,144)	(35,277)
Decrease for the taking over	-	(103,315)
End of the period/year (i)	1,129,872	1,096,999

(i)       Includes Ps. (66,456) and Ps. (39,091) reflecting interests in companies with negative equity as of September 30, 2013 and June 30, 2013, respectively, which are disclosed in “Provisions” (see Note 22).
(ii)       During the period, the Group cashed dividends from BHSA in the amount of Ps. 9.1 million.

9.	Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2013 and for the year ended June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	3,992,530	3,275,226
Additions	70,820	210,456
Currency translation adjustment	56,611	77,769
Acquisition of subsidiaries	-	679,219
Disposals		(62,857)
Depreciation charge (i) (Note 28)	(48,694)	(187,283)
End of the period / year	4,071,267	3,992,530

(i) Depreciation charges of investment properties were included in “Costs” in the Statements of Income (Note 28).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

9.           Investment properties (Continued)

The following amounts have been recognized in the statements of income:

	September 30, 2013	September 30, 2012
Rental and service income	549,204	425,906
Direct operating expenses	(243,796)	(198,062)
Gain from disposal of investment properties	-	31,069

Properties under development mainly comprise works in Shopping Neuquén S.A. and Arcos del Gourmet S.A. As of September 30, 2013 and June 30, 2013 works in Shopping Neuquén S.A. amount to Ps. 51,014 and Ps. 43,138, respectively. Works in Arcos del Gourmet as of September 30, 2013 and June 30, 2013 amount to Ps. 185,389 and Ps. 136,313, respectively.

As of September 30, 2013 contractual obligations mainly correspond to constructions regarding to both projects. In Shopping Neuquén S.A. contractual obligations amount to Ps. 205 million and the Project is expected to be completed in September, 2014. In Arcos del Gourmet S.A. contractual obligations amount to Ps. 234 million and the Project is expected to be completed in December, 2013.

10.	Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2013 and for the year ended June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	212,673	228,033
Additions	4,152	15,419
Currency translation adjustment	15	959
Disposals of unused assets	(77)	(605)
Depreciation charge (i) (Note 28)	(6,149)	(31,133)
End of the period / year	210,614	212,673

(i)     Depreciation charges of property, plant and equipment were included in “Costs” and “General and administrative expenses” in the Statement of Income (Note 28).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

11.	Trading properties

Changes in the Group’s trading properties for the three-month period ended September 30, 2013 and for the year ended June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	190,114	176,823
Additions	588	1,482
Currency translation adjustment	(30)	17,757
Disposals	(1,041)	(5,948)
End of the period / year	189,631	190,114

12.	Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2013 and for the year ended June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	79,653	29,389
Additions	139	800
Acquisition of subsidiary (goodwill)	-	45,723
Currency translation adjustment	3,840	5,346
Amortization charge (i) (Note 28)	(281)	(1,605)
End of the period / year	83,351	79,653

(i) Amortization charges of intangible assets are included in “General and administrative expenses” in the Statement of Income (Note 28).

13.	Inventories

Group’s inventories as of September 30, 2013 and June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Current
Hotel supplies	6,752	5,962
Materials and others items of inventories	8,486	10,359
Current inventories	15,238	16,321
Total inventories	15,238	16,321

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

14.	Financial instruments by category

Determination of fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the date of ended. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds and mortgage bonds for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest rate swaps and foreign currency contracts.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has allocated to this level the shares of Supertel. In addition, as of September 30, 2013, the Company has determined that Arcos del Gourmet S.A.’s stock option is a Level-3 financial instrument and is currently estimating its fair value, to be updated in the next accounting period.

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level-3 instruments. The team directly reports to the Chief Financial Officer (CFO).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

14.           Financial instruments by category (Continued)

The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

Since June 30, 2013, there have been no transfers between the several tiers used in estimating the fair value of the Group’s financial instruments, or reclassifications among their respective categories.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2013 and June 30, 2013 and their allocation to the fair value hierarchy:

	September 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	54,517	-	-	54,517
- Investment in equity securities in Hersha	32,159	-	-	32,159
- Investment in equity securities in Supertel	-	-	121,426	121,426
- Mutual funds	526,647	-	-	526,647
- Mortgage bonds	594	-	-	594
- Banco Macro bonds	851	-	-	851
- Government Non-Convertible Notes	25,680	-	-	25,680
- Don Mario S.G.R.	12,213	-	-	12,213
- Others	32	-	-	32
- Governments Bonds	290,081	-	-	290,081
Derivative financial instruments:
- Foreign currency-contracts	-	2,067	-	2,067
- Stock call option for the shares of Arcos del Gourmet S.A.	-	-	2,000	2,000
- Interest rate swap	-	3,223	-	3,223
- Warrants of Supertel	-	-	10,050	10,050
Cash and cash equivalents:
- Mutual funds	9,136	-	-	9,136
Total assets	951,910	5,290	133,476	1,090,676

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

14.           Financial instruments by category (Continued)

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	56,859	-	-	56,859
- Investment in equity securities in Hersha	30,163	-	-	30,163
- Investment in equity securities in Supertel	-	-	139,120	139,120
- Mutual funds	74,957	-	-	74,957
- Mortgage bonds	540	-	-	540
- Non- Convertible Notes related parties (Note 33)	5,136	-	-	5,136
- Banco Macro bonds	781	-	-	781
- Government Non-Convertible Notes	4,477	-	-	4,477
- Don Mario S.G.R.	11,691	-	-	11,691
- Others	3	-	-	3
- Government Bond	157,125	-	-	157,125
Derivative financial instruments:
- Interest rate swaps	-	4,259	-	4,259
- Warrants of Supertel	-	-	16,949	16,949
Cash and cash equivalents:
- Mutual funds	5,289	-	-	5,289
Total assets	347,021	4,259	156,069	507,349

	September 30, 2013
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Interest rate swaps	-	219	-	219
- Foreign currency-contracts	-	600	-	600
Total liabilities	-	819	-	819

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Foreign currency-contracts	-	1,732	-	1,732
Total liabilities	-	1,732	-	1,732

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

14.           Financial instruments by category (Continued)

The following table presents the changes in Level 3 instruments for the period ended September 30, 2013:

	Shares of Supertel	Warrants of Supertel	Call option of Arcos del Gourmet	Total
Balance at June 30, 2013	139,120	16,949	-	156,069
Acquisitions	-	-	2,000	2,000
Total losses for the period (i)	(17,694)	(6,899)	-	(24,593)
Balance at September 30, 2013	121,426	10,050	2,000	133,476

(i)       The gain / (loss) is not realized as of September 30, 2013 and is accounted for under “Financial results, net” in the statement of income (Note 31).

Upon initial recognition (January, 2012), the consideration paid for the Shares and Warrants of Supertel was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair value of these instruments exceeded the transaction price and were determined using a valuation technique that uses inputs not observable in the market. As a result of the use of this technique, the Group has not recognized a gain at the time of initial recognition in the amount of US$ 7.9 million.

According to Group estimates, all things being constant, a 10% decline in the price of the underlying assets of Shares and Warrants of Supertel (data observed in the market) of Level 3 as of September 30, 2013, would reduce pre-tax income by Ps. 16,2 million.

According to Group estimates, all things being constant, a 10% increase in the credit spread (data which is not observable in the market) of the Shares and Warrants of Supertel used in the valuation model applied to Level 3 financial instruments as of September 30, 2013, would reduce pre-tax income by Ps. 2,7 million. The rate used as of September 30, 2013 was 14.01%.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign currency-contracts	Present value method	Theoretical price	Money market interest-rate curve; Foreign exchange curve.
Interest rate swaps	Cash flow	Theoretical price	Interest rate forward contract
Shares of Supertel	Binomial tree	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).
Warrants of Supertel	Black-Scholes	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).
Call option of Arcos del Gourmet	Cost	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

15.	Restricted assets

Group’s restricted assets as of September 30, 2013 and June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Non-current
Deposit in escrow	14,018	10,881
Total non-current restricted assets	14,018	10,881
Current
Deposit in escrow	1,179	1,022
Total current restricted assets	1,179	1,022
Total restricted assets	15,197	11,903

16.	Trade and other receivables

Group’s trade and other receivables as of September 30, 2013 and June 30, 2013 are as follows:

	September 30, 2013	June 30, 2013
Non-current
Trade, leases and services receivables	59,926	58,783
Consumer financing receivables	-	214
Less: allowance for trade receivables	(2,208)	(2,266)
Total Non-current trade receivables	57,718	56,731
Trade receivables of joint venture	2,317	2,147
VAT receivables	19,572	19,345
Other tax receivables	54	159
Loans granted	1,667	-
Prepaid expenses	4,624	5,210
Others	578	527
Total Non-current other receivables	28,812	27,388
Related parties (Note 33)	1,034	1,007
Total non-current trade and other receivables	87,564	85,126

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

16.	Trade and other receivables (Continued)

	September 30, 2013	June 30, 2013
Current
Consumer financing receivables	15,681	15,735
Leases and services receivables	214,297	327,698
Receivables from hotel operations	32,134	26,201
Checks to be deposited	163,376	196,599
Trade and lease debtors under legal proceedings	52,680	50,145
Less: allowance for trade receivables	(78,105)	(76,684)
Total current trade receivables	400,063	539,694
Joint ventures receivables	13,894	20,555
VAT receivables	12,309	19,656
Other tax receivables	10,680	13,426
Loans granted	6,975	47,274
Prepaid expenses	41,934	49,271
Advance to vendors	53,614	40,710
Dividends received	345	2,828
Others	14,532	11,672
Less: allowance for other receivables	(198)	(198)
Total current other receivables	154,085	205,194
Related parties (Note 33)	23,866	24,445
Total current trade and other receivables	578,014	769,333
Total trade and other receivables	665,578	854,459

Movements on the Group’s allowance for trade and other receivables are as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	79,148	68,107
Additions	7,910	18,792
Unused amounts reversed	(4,484)	(5,967)
Used during the period/ year	(2,063)	(1,549)
Receivables written off	-	(235)
End of the period / year	80,511	79,148

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 28). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

17.	Investments in financial assets

Group’s investments in financial assets as of September 30, 2013 and June 30, 2013 are as follows:

	September 30, 2013	June 30, 2013
Non-current
Financial assets at fair value
Investment in equity securities in TGLT S.A.	54,517	56,859
Investment in equity securities in Hersha	32,159	30,163
Investment in equity securities in Supertel	121,426	139,120
Don Mario S.G.R.	10,060	10,060
Mutual funds (Note 33) (i)	446,753	17,249
Government bonds	-	3
Financial assets at amortized cost
Non-Convertible Notes related parties and others (Note 33)	14,000	14,001
Total investments in non-current financial assets	678,915	267,455
Current
Financial assets at fair value
Mutual funds	79,894	57,708
Mortgage bonds (Note 33)	594	540
Banco Macro bonds	851	781
G.C.B.A. Non-Convertible Notes	25,680	4,477
Don Mario S.G.R.	2,153	1,631
Non-Convertible Notes related parties and others (Note 33)	-	5,136
Government bonds	290,113	157,125
Financial assets at amortized cost
Non-Convertible Notes related parties and others (Note 33)	13,889	16,655
Total investments in current financial assets	413,174	244,053
Total investments in financial assets.	1,092,089	511,508

(i) During the quarter, the Group, through its subsidiaries Tyrus S.A. and Ritelco S.A., has subscribed shares of Dolphin for an amount of US$ 75 million (see Note 35).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

18.	Derivative Financial instruments

Group’s derivative financial instruments as of September 30, 2013 and June 30, 2013 are as follows:

	September 30, 2013	June 30, 2013
Assets
Non-current
Interest rate swaps	3,223	4,259
Call option of Arcos del Gourmet S.A. (Note 3)	2,000	-
Warrants of Supertel	10,050	16,949
Total non-current derivative financial instruments	15,273	21,208

Current
Foreign currency-contracts	2,067	-
Total current derivative financial instruments	2,067	-

Liabilities
Current
Interest rate swaps	(219)	-
Foreign currency-contracts	(600)	(1,732)
Total current derivative financial instruments	(819)	(1,732)
Total derivative financial instruments	16,521	19,476

19.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of September 30, 2013 and June 30, 2013:

	September 30, 2013	June 30, 2013
Cash at bank and on hand	148,724	725,220
Time deposits in local currency	123,328	66,393
Mutual funds	9,136	5,289
Total cash and cash equivalents	281,188	796,902

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

19.	Cash flow information (continued)

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2013 and 2012:

	Note	September 30, 2013	September 30, 2012
Profit for the period		35,268	50,810
Adjustments for:
Income tax expense	24	12,948	37,626
Retirement of obsolete properties, plant and equipment	10	77	243
Amortization and depreciation	28	55,124	50,447
Gain from disposal of investment properties	9	-	(31,069)
Dividends earned	31	(3,061)	(6,657)
Share-based payments	32	5,932	1,729
Loss from purchase of companies	7	12	-
(Gain) / loss on derivative financial instruments	31	5,226	(1,430)
Changes in fair value of investments in financial assets	31	(47,067)	(14,587)
Interest expense, net	31	88,496	76,649
Provisions and allowances		21,501	25,389
Share of profit of associates and joint ventures	7,8	(38,991)	(16,731)
Loss / (gain) on repurchase of Non-Convertible notes	31	14,271	(42)
Unrealized foreign exchange loss, net		140,130	74,321
Changes in operating assets and liabilities:
Decrease / (Increase) in inventories		1,083	(2,069)
Decrease in trading properties		453	56
Decrease / (Increase) in trade and other receivables		84,671	(31,605)
(Decrease) / Increase in trade and other payables		(118,444)	83,499
Decrease in salaries and social security liabilities		(4,910)	(5,227)
Decrease in provisions		(500)	(817)
Net cash generated by operating activities before income tax paid		252,219	290,535

The following table shows a detail of non-cash transactions occurred in the periods ended September 30, 2013 and 2012:

	09.30.2013	09.30.2012
Increase in Minimum presumed income tax credit through an increase in trade and other payables	7,871	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

20.	Trade and other payables

Group’s trade and other payables as of September 30, 2013 and June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Non-current
Admission rights	115,408	112,655
Sale and rent payments received in advance	52,982	53,301
Guarantee deposits	17,966	17,350
Non-current trade payables	186,356	183,306
MPIT payable	7,450	-
Tax payment facilities plan	15,408	15,640
Deferred income tax	8,571	8,637
Others	3,779	3,515
Non-current other payables	35,208	27,792
Related parties (Note 33)	11,600	20
Non-current trade and other payables	233,164	211,118
Current
Trade payables	60,213	59,637
Accrued invoices	78,243	76,339
Guarantee deposits	7,247	5,974
Admission rights	102,864	98,656
Sale and rent payments received in advance	203,278	191,478
Current trade payables	451,845	432,084
VAT payables	22,924	26,718
MPIT payables	4,225	11,851
Deferred revenue	266	1,087
Other tax liabilities	26,908	30,889
Dividends payable to non-controlling shareholders	2,502	8,562
Others	7,776	6,399
Current other payables	64,601	85,506
Related parties (Note 33)	48,873	171,271
Current trade and other payables	565,319	688,861
Total trade and other payables	798,483	899,979

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

21.	Salaries and social security liabilities

Group’s Salaries and social security liabilities as of September 30, 2013 and June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Non-Current
Social security payable	4,692	3,160
Non-Current salaries and social security liabilities	4,692	3,160

Current
Provision for vacation, bonuses and others	24,840	32,080
Social security payable	17,033	16,628
Others	695	302
Current salaries and social security liabilities	42,568	49,010
Total salaries and social security liabilities	47,260	52,170

22.	Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Tax and social security	Investments in associates and joint ventures (*)	Total
At June 30, 2013	31,010	1,686	39,091	71,787
Additions	3,649	224	23,571	27,444
Recovery	(799)	(135)	-	(934)
Used during the period	(500)	-	-	(500)
Currency translation adjustment	-	-	3,816	3,816
At September 30, 2013	33,360	1,775	66,478	101,613
(*)	Corresponds to equity interests with negative equity.

The analysis of total provisions is as follows:

	September 30, 2013	June 30, 2013
Non-current	88,855	57,737
Current	12,758	14,050
	101,613	71,787

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

23.	Borrowings

The breakdown of the Group borrowings as of September 30, 2013 and June 30, 2013 was as follows:

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal Value	September 30, 2013	June 30, 2013
Non-current
NCN IRSA due 2017	Unsecured	US$	Fixed	8.5%	150,000	815,886	784,855
APSA NCN due 2017	Unsecured	US$	Fixed	7.875%	120,000	620,425	575,705
NCN IRSA due 2020	Unsecured	US$	Fixed	11.5%	150,000	849,752	789,655
Seller financing of plot of land (vi)	Secured	US$	Fixed	3.5%	1,800	15,315	14,900
Seller financing of Soleil Factory (i)	Secured	US$	Fixed	5%	12,610	54,044	49,327
Seller financing of Zetol S.A (iii)	Secured	US$	Fixed	3.5%	2,618	15,791	14,144
Syndicated loan (iv)	Unsecured	Ps.	Fixed	-	229,000	150,602	175,604
Banco Provincia de Buenos Aires loan (v)	Unsecured	Ps.	Fixed	15.01%	29,000	15,990	19,163
Banco M&T loan	Secured	US$	Fixed	1.673%	75,000	429,975	399,691
Related party (Note 33)						104,356	98,328
Finance lease obligations	Secured	US$	Fixed	7.5%	792	1,270	1,270
Total Non-current borrowings						3,073,406	2,922,642

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

23.	Borrowings (Continued)

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal value	September 30, 2013	June 30, 2013
Current
NCN IRSA due 2017	Unsecured	US$	Fixed	8.5%	150,000	10,344	26,675
APSA NCN due 2017	Unsecured	US$	Fixed	7.875%	120,000	19,012	5,499
NCN IRSA due 2020	Unsecured	US$	Fixed	11.5%	150,000	18,726	40,604
NCN IRSA due 2013	Unsecured	Ps.	Floating	Badlar + 2.49%	153,152	-	52,240
NCN IRSA due 2014	Unsecured	US$	Fixed	7.45%	16,917	98,838	137,750
Bank overdrafts	Unsecured	Ps.	Floating			434,768	418,730
Syndicated loan (iv)	Unsecured	Ps.	Fixed	-	229,000	76,597	51,005
Banco Provincia de Buenos Aires loan (v)	Unsecured	Ps.	Fixed	15.01%	29,000	12,865	9,625
Seller financing of plot of land (vi)	Secured	US$	Fixed	3.5%	1,800	11	12,809
Seller financing of Soleil Factory (i)	Secured	US$	Fixed	5%	12,610	921	3,397
Seller financing of Arcos del Gourmet S.A. (ii)	Unsecured	US$	Fixed	11.69%	1,700	10,502	11,408
Seller financing of Zetol S.A. (iii)	Secured	US$	Fixed	3.5%	283	14,491	1,544
Finance lease obligations	Secured	US$	Fixed	7.5%	792	1,427	1,243
Current borrowings						698,502	772,529
Total borrowings						3,771,908	3,695,171

NCN: Non-convertibles notes
(i) Seller financing of Soleil Factory (investment properties): Mortgage financing of US$ 20.7 million with a fixed 5% interest rate due in June 2017.
(ii) Seller financing - Arcos del Gourmet S.A. (intangible assets).
(iii) Seller financing of Zetol S.A. (trading properties): Mortgage financing of US$ 7 million with a fixed 3.5% interest rate. The balance is payable, by choice of the seller, in money or with the delivery of units in buildings to be built representative of 12% of the total marketable square meters built.
(iv) On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.01%. On June 12, 2013 the Company subscribes a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 33).
(v) On December 12, 2012, the Group subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments beginning in December 2013.
(vi) Seller financing of plot of land - Vista al Muelle S.A. in Canelones, Uruguay (Trading properties).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

23.	Borrowings (Continued)

During the three-month period, the Group through APSA, acquired nominal value 770,000 of IRSA´s Non-convertible Notes due 2020, for a total amount of Ps. 7.2 million and nominal value 1,000,000 of IRSA´s Non-convertible Notes due 2017, for a total amount of Ps. 8.5 million. In addition, during the same period, the Group through PAMSA, acquired nominal value 3,125,000 of IRSA’s Non-convertible Notes due 2020, for a total amount of Ps. 25.8 million. This acquisitions of own Non-convertible Notes generated a loss of Ps. 14.2 million included in “Financial results, net”.

24.	Tax

The details of the provision for the Group’s income tax, were as follows:

	September 30, 2013	September 30, 2012
Current income tax	(73,016)	(67,709)
Deferred income tax	60,068	30,083
Income tax gain	(12,948)	(37,626)

The gross movement on the deferred income tax account was as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	(310,700)	(376,977)
Acquisition of subsidiary	-	(26,103)
Currency translation adjustment	(3,478)	(4,068)
Income tax and deferred income tax	60,068	96,448
End of the period / year	(254,110)	(310,700)

The Group did not recognize deferred income tax assets of Ps. 32.9 million and Ps. 32.5 million as of September 30, 2013 and June 30, 2013, respectively. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of the different Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of the Group itself, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

24.	Tax (Continued)

Below is a reconciliation between income tax recognized and that which would result applying the prevailing tax rate on Profit before income tax for the three-month periods ended September 30, 2013 and 2012:

	September 30, 2013	September 30, 2012
Tax calculated at the tax rates applicable to profits in the respective countries	17,735	32,253
Permanent differences:
Share of loss of associates and joint ventures	(13,647)	(5,856)
Non-taxable income	7,291	(4,638)
Others	1,569	15,867
Income tax gain	12,948	37,626

25.	Shareholders´ Equity

Special reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings. See Note 35.

Repurchase plan involving common shares and GDS issued by IRSA

On July 25, 2013, IRSA’s Board of Directors set forth the terms and conditions governing the purchase of the Company's own stock pursuant to Section 64 of Law No. 26,831 and the CNV’s regulations,  for up to an aggregate amount of Ps. 200.0 million and up to 5% of the capital stock, in the form of shares or Global Depositary Shares (GDS) representing 10 shares each, and up to a daily limit of 25% of the average daily transaction volume experienced by the IRSA’s shares, along with the markets where they are listed, during the prior 90 business days, and at a price ranging from a minimum of Ps. 1 up to Ps. 8 per share, payable in Argentine legal tender. On September 18, 2013 the Board of Directors decided to increase the maximum price to Ps. 10,00 per common share and US$ 10.50 per GDS. During the first quarter, the Company repurchased 132,182 common shares (nominal value Ps. 1 per share) for a total of Ps. 1.0 million and 3,815 GDS (representing 38,150 common shares) for a total amount of USD 0.03 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

25.	Shareholders’ equity (Continued)

Dividends

The dividends paid in the period ended September 30, 2013 pertaining to distributions authorized for fiscal year 2013, were Ps. 6,060, corresponding to the subsidiary PAMSA.

26.	Revenues

	September 30, 2013	September 30, 2012
Base rent	239,807	180,997
Contingent rent	71,744	55,668
Admission rights	28,508	24,232
Averaging scheduled rent escalation	7,541	4,671
Parking fees	19,653	15,090
Letting fees	8,330	4,195
Service charges	160,908	126,979
Property management fee	6,365	8,255
Others	1,194	848
Total rental and service income	544,050	420,935
Sale of trading properties	4,286	7,626
Revenue from hotel operations	72,927	53,793
Consumer financing	184	693
Total other revenues	77,397	62,112
Total revenues	621,447	483,047

27.	Cost

	September 30, 2013	September 30, 2012
Costs of rental and services	240,945	195,836
Costs of sale and development	3,111	3,255
Costs from hotel operations	49,548	40,529
Costs from consumer financing	96	258
Total costs	293,700	239,878

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

28.	Expenses by nature

The Group disclosed expenses the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

28.	Expenses by nature (Continued)

For the period ended September 30, 2013:

	Group Costs
	Cost of sale and development	Cost of rental and services	Cost from consumer financing	Cost from hotel operations	General and administrative expenses	Selling expenses	Total
Leases and expenses	363	3,789	-	206	1,657	221	6,236
Depreciation and amortization	143	50,978	-	2,729	1,220	54	55,124
Allowance for trade and other receivables (charge and recovery)	-	-	-	-	29	3,397	3,426
Advertising and other selling expenses	1	26,152	-	925	320	3,654	31,052
Taxes, rates and contributions	805	18,520	-	106	1,692	15,601	36,724
Maintenance, security, cleaning, repairs and others	847	58,212	-	6,221	3,377	134	68,791
Fees and payments for services	13	7,059	93	209	7,585	1,212	16,171
Director´s fees	-	-	-	-	15,138	-	15,138
Salaries, social security costs and other personnel expenses	38	71,686	-	28,168	23,353	5,517	128,762
Cost of sale of properties	896	-	-	2,713	-	-	3,609
Food, beverage and other lodging expenses	-	-	-	8,176	1,422	772	10,370
Others	5	4,549	3	95	2,685	124	7,461
Total expenses by nature	3,111	240,945	96	49,548	58,478	30,686	382,864

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

28.	Expenses by nature (Continued)

For the period ended September 30, 2012:

	Group costs
	Cost of sale and development	Cost of rental and services	Cost from consumer financing	Cost from hotel operations	General and administrative expenses	Selling expenses	Total
Leases and expenses	498	4,756	-	136	-	230	5,620
Depreciation and amortization.	-	45,403	-	3,304	1,678	62	50,447
Allowance for trade and other receivables (charge and recovery)	-	-	-	-	-	2,983	2,983
Advertising and other selling expenses	-	18,907	-	993	1	4,313	24,214
Taxes, sales and contributions	300	13,632	-	73	1,465	11,031	26,501
Maintenance, security, cleaning, repair and others	509	50,432	22	6,084	2,001	188	59,236
Fees and payments for services	19	6,617	234	178	6,298	736	14,082
Director’s fees	-	-	-	-	13,591	-	13,591
Salaries, social security costs and other personnel expenses	62	53,735	2	22,048	14,797	3,646	94,290
Cost of sale of properties	1,857	-	-	-	-	-	1,857
Food, beverage and other lodging expenses	-	-	-	7,365	589	155	8,109
Others	10	2,354	-	348	3,113	293	6,118
Total expenses by nature	3,255	195,836	258	40,529	43,533	23,637	307,048

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

29.	Employee costs

	September 30, 2013	September 30, 2012
Salaries, bonuses and social security expenses	121,999	92,293
Equity incentive plan cost	5,932	1,729
Defined contribution plan cost	831	268
Total employee costs	128,762	94,290

30.	Other operating results, net

	September 30, 2013	September 30, 2012
Tax on shareholders´ personal assets	(1,634)	(1,209)
Donations	(2,758)	(1,057)
Judgments and other contingencies (1)	(3,367)	(3,792)
Others	(1,773)	(3,068)
Total other operating results, net	(9,532)	(9,126)

(1)	Includes legal expenses.

31.	Financial results, net

	September 30, 2013	September 30, 2012
Finance income:
- Interest income	12,767	5,952
- Foreign exchange	30,706	26,072
- Dividends income	3,061	6,657
- Gain from repurchase of non-convertible Notes	-	42
Total finance income	46,534	38,723
Finance costs:
- Interest expense	(101,263)	(82,201)
- Foreign exchange	(186,593)	(89,991)
- Less from repurchase of non-convertible Notes	(14,271)	-
- Other finance costs	(12,464)	(9,560)
Subtotal finance costs	(314,591)	(181,752)
Less: Finance costs capitalized	6,390	775
Total finance costs	(308,201)	(180,977)
Other finance costs:
- Fair value gain of financial assets at fair value through profit or loss	47,067	14,587
- (Loss) / gain on derivative financial instruments	(5,226)	1,430
Total other finance costs	41,841	16,017
Total financial results, net	(219,826)	(126,237)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

32.	Shared-based payments

Equity incentive plan

The Group incurred a charge of Ps. 5,932 million and Ps. 1,729 million for the three-month periods ended September 30, 2013 and 2012, respectively, related to the awards granted under the Equity Incentive Plan and were granted 1,733,089 shares over the period.

33.	Related party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

-
An entity, individual or close relative of such individual exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-	An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2013.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of September 30, 2013:

Related party	Description of transaction	Investments in financial assets	Investments in financial assets	Trade and other receivables	Trade and other receivables current	Trade and other payables	Trade and other payables	Borrowings non-current	Borrowings current	Derivative financial instruments
		non-current	current	non-current		non-current	current
Parent Company
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	7	-	(12,423)	-	-	-
	Corporate services	-	-	-	-	-	(22,461)	-	-	-
	Sale of goods and services	-	-	-	701	-	-	-	-	-
	Non-Convertible Notes	14,000	13,889	-	-	-	-	-	-	-
	Shared-based payments	-	-	-	1,117	-	-	-	-	-
Total Parent Company		14,000	13,889	-	1,825	-	(34,884)	-	-	-
Associates
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	-	(242)	-	-	-
	Borrowings	-	-	-	-	-	-	(30,557)	(14,746)	-
	Foreign-currency contracts	-	-	-	-	-	-	-	-	(600)
	Leases and/or rights	-	-	-	1,855	-	-	-	-	-
	of use
	Mortgage bonds	-	594	-	-	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	545	-	-	-	-	-
Manibil S.A.	Other liabilities	-	-	-	-	-	(781)	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	1,636	-	-	-	-	-
	Leases and/or rights of use	-	-	-	-	(237)	(153)	-	-	-
Tarshop S.A.	Reimbursement of expenses	-	-	-	1,693	-	(1)	-	-
Total Associates		-	594	-	5,729	(237)	(1,177)	(30,557)	(14,746)	(600)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets	Investments in financial assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings	Borrowings	Derivative financial instruments
		non-current	current	non-current	current	non-current	current	non-current	current
Joint ventures
	Contributions to be paid in	-	-	-	60	-	-	-	-	-
Baicom Networks S.A.	Management fees	-	-	-	5	-	-	-	-	-
	Borrowings	-	-	1,034	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	17	-	(2)	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	42	-	-	-	-
										-
Cyrsa S.A.	Borrowings	-	-	-	-	-	-	(104,356)	-	-
	Reimbursement of expenses	-	-	-	55	-	(185)	-	-
										-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	204	-	(50)	-	-
										-
	Proceeds from leasing	-	-	-	-	-	(16)	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(197)	-	-	-
	Management fees	-	-	-	690	-	-	-	-	-
Puerto Retiro S.A.	Contributions to be paid in	-	-	-	101	-	-	-	-	-
	Borrowings	-	-	-	4,147	-	-	-	-	-
	Reimbursement of expenses	-	-	-	188	-	-	-	-	-
Quality Invest S.A.	Management fees	-	-	-	23	-	(45)	-	-	-
	Reimbursement of expenses	-	-	-	81	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	-	-
Total Joint Ventures		-	-	1,034	5,613	-	(495)	(104,356)	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

Related party	Description of	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables	Trade and other receivables current	Trade and other payables	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
	transaction			non-current		non-current
Subsidiaries of the parent company
Cactus Argentina S.A.	Reimbursement of expenses	-	-	-	-	-	-7	-	-	-
Helmir S.A.	Reimbursement of expenses	-	-	-	1	-	-	-	-	-
Alafox S.A.	Reimbursement of expenses	-	-	-	63	-	-	-	-	-
Doneldon S.A.	Reimbursement of expenses	-	-	-	50	-	-	-	-	-
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	94	-	(38)	-	-	-
Sedelor S.A.	Reimbursement of expenses	-	-	-	50	-	-	-	-	-
Codalis S.A.	Reimbursement of expenses	-	-	-	60	-	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	-	2	-	-	-	-	-
Total Subsidiaries of the parent company		-	-	-	320	-	(45)	-	-	-
Other related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	-	2,632	-	(41)	-	-	-
Estudio Zang Bergel y Viñes	Advances	-	-	-	7	-	-	-	-	-
	Legal services	-	-	-	10	-	(599)	-	-	-
Dolphin Fund PLC	Contributions	446,753	-	-	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	133	-	-	-	-	-
Elsztain Managing Partners	Reimbursement of expenses	-	-	-	-	-	(22)	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	52	-	(1)	-	-	-
Inversiones Financieras del Sur S.A.	Borrowings	-	-	-	344	-	(4)	-	-	-
	Capital contributions	-	-	-	-	-	(6)	-	-	-
IRSA Developments LP	Reimbursement of expenses	-	-	-	2	-	-	-	-	-
Museo de los niños	Reimbursement of expenses	-	-	-	113	-	(5)	-	-	-
	Leases and/or rights of use	-	-	-	885	-	(3)	-	-	-
Total Other related parties		446,753	-	-	4,178	-	(681)	-	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables	Trade and other receivables current	Trade and other payables	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
				non-current		non-current
Directors and Senior Management
Directors	Fees	-	-	-	5,955	(11,343)	(11,486)	-	-	-
	Reimbursement of expenses	-	-	-	246	-	(105)	-	-	-
	Guarantee deposits	-	-	-	-	(20)	-	-	-	-
Total Directors and Senior Management		-	-	-	6,201	(11,363	(11,591)	-	-	-
Total		460,753	14,483	1,034	23,866	(11,600)	(48,873)	(134,913)	(14,746)	(600)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

Related party	Description of	Investments in financial assets	Investments in financial assets current	Trade and other receivables	Trade and other receivables current	Trade and other payables	Trade and other payables current	Borrowings	Borrowings current
	transaction	non-current		non-current		non-current		non-current
Parent company
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	480	-	(10,565)	-	-
	Corporate services	-	-	-	-	-	(33,927)	-	-
	Sale of real estate property	-	-	-	701	-	-	-	-
	Non-Convertible Notes	14,001	16,655	-	-	-	-	-	-
	Shared-based payments	-	-	-	1,331	-	-	-	-
Total Parent company		14,001	16,655	-	2,512	-	(44,492)	-	-
Associates
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	298	-	(372)	-	-
	Borrowings	-	-	-	-	-	-	(35,557)	(9,738)
	Non-Convertible Notes	-	5,136	-	-	-	-	-	-
	Mortgage bonds	-	540	-	-	-	-	-	-
	Leases and/or rights	-	-	-	11	-	-	-	-
	of use
Lipstick Management LLC	Reimbursement of expenses	-	-	-	507	-	-	-	-
Manibil S.A.	Other liabilities	-	-	-	-	-	(781)	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	1,525	-	-	-	-
Tarshop S.A.	Reimbursement of expenses	-	-	-	1,759	-	(1)	-	-
Total Associates		-	5,676	-	4,100	-	(1,154)	(35,557)	(9,738)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

Related party	Description of	Investments in financial assets	Investments in financial assets current	Trade and other receivables	Trade and other receivables current	Trade and other payables	Trade and other payables current	Borrowings	Borrowings current
	transaction	non-current		non-current		non-current		non-current
Joint Ventures
Baicom Networks S.A.	Management fees	-	-	1,007	1	-	-	-	-
	Reimbursement of expenses	-	-	-	18	-	(2)	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	29	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	-	-	(98,328)	-
	Reimbursement of expenses	-	-	-	84	-	(254)	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	275	-	(141)	-	-
	Proceeds from leasing	-	-	-	11	-	(13)	-	-
	Leases and/or rights of use	-	-	-	-	-	(248)	-	-
	Management fees	-	-	-	629	-	-	-	-
Puerto Retiro S.A.	Contributions to be paid in	-	-	-	101	-	-	-	-
	Borrowings	-	-	-	3,916	-	-	-	-
	Reimbursement of expenses	-	-	-	180	-	-	-	-
Quality Invest S.A.	Management fees	-	-	-	46	-	(45)	-	-
	Reimbursement of expenses	-	-	-	77	-	-	-	-
	Borrowings	-	-	-	500	-	-	-	-
Total Joint Ventures		-	-	1,007	5,867	-	(703)	(98,328)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

Related party	Description of	Investments in financial assets	Investments in financial assets current	Trade and other receivables	Trade and other receivables current	Trade and other payables	Trade and other payables current	Borrowings non-current	Borrowings current
	transaction	non-current		non-current		non-current
Subsidiaries of the parent company
Helmir S.A.	Reimbursement of expenses	-	-	-	1	-	-	-	-
Alafox S.A.	Reimbursement of expenses	-	-	-	49	-	-	-	-
Doneldon S.A.	Reimbursement of expenses	-	-	-	39	-	-	-	-
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	40	-	(8)	-	-
Sedelor S.A.	Reimbursement of expenses	-	-	-	38	-	-	-	-
Codalis S.A.	Reimbursement of expenses	-	-	-	47	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	-	9	-	-	-	-
Total Subsidiaries of the parent company		-	-	-	223	-	(8)	-	-
Other related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	-	2,570	-	(41)	-	-
Estudio Zang Bergel y Viñes	Advances	-	-	-	14	-	-	-	-
	Legal services	-	-	-	22	-	(979)	-	-
Dolphin Fund PLC	Contributions	17,249	-	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	133	-	-	-	-
Elsztain Realty Partners	Reimbursement of capital	-	-	-	-	-	(105,325)	-	-
Decater	Reimbursement of capital	-	-	-	-	-	(6,661)	-	-
Elsztain Managing Partners	Reimbursement of expenses	-	-	-	-	-	(61)	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	51	-	(2)	-	-
Inversiones Financieras del Sur S.A.	Reimbursement of expenses	-	-	-	261	-	(3)	-	-
IRSA Developments LP	Reimbursement of expenses	-	-	-	32	-	(5)	-	-
Museo de los niños	Reimbursement of expenses	-	-	-	133	-	(11)	-	-
	Leases and/or rights of use	-	-	-	928	-	(3)	-	-
Total Other related parties		17,249	-	-	4,144	-	(113,091)	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

Related party	Description of	Investments in financial assets	Investments in financial assets current	Trade and other receivables	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
	transaction	non-current		non-current
Directors and Senior Management
Directors	Management fees	-	-	-	7,599	-	(11,754)	-	-
	Reimbursement of expenses	-	-	-	-	-	(69)	-	-
	Guarantee deposits	-	-	-	-	(20)	-	-	-
Total Directors and Senior Management		-	-	-	7,599	(20)	(11,823)	-	-
Total		31,250	22,331	1,007	24,445	(20)	(171,271)	(133,885)	(9,738)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended el September 30, 2013:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent company
Cresud S.A.C.I.F. y A.	316	-	(27,851)	-	1,768	-	-
Total Parent company	316	-	(27,851)	-	1,768	-	-
Associates
Banco Hipotecario S.A.	120	-	-	-	(676)	-	-
Tarshop S.A.	1,597	-	-	-	-	-	-
Total Associates	1,717	-	-	-	(676)	-	-
Join Ventures
Baicom Networks S.A.	-	3	-	-	28	-	-
Cyrsa S.A.	-	-	-	-	(4,027)	-	-
Nuevo Puerto Santa Fe S.A.	(126)	117	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	231	-	-
Quality Invest S.A.	-	54	-	-	-	-	-
Total Join Ventures	(126)	174	-	-	(3,768)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(700)	-	-	-
Fundación IRSA	-	-	-	-	-	(550)	-
Isaac Elsztain e hijos S.C.A.	(105)	-	-	-	-	-	-
Dolphin Fund PLC	-	-	-	-	14,296	-	-
Hamonet S.A.	(55)	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	61	-	-
Total Other related parties	(160)	-	-	(700)	14,357	(550)	-
Directors and Senior Management
Directors	-	-	-	-	-	-	(15,138)
Total Directors and Senior Management	-	-	-	-	-	-	(15,138)
Total	1,747	174	(27,851)	(700)	11,681	(550)	(15,138)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended September 30, 2012:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent company
Cresud S.A.C.I.F. y A.	272	-	(22,642)	-	1,693	-	-
Total Parent company	272	-	(22,642)	-	1,693	-	-
Associates
Banco Hipotecario S.A.	98	-	-	-	22	-	-
Tarshop S.A.	840	-	-	-	-	-	-
Total Associates	938	-	-	-	22	-	-
Join Ventures
Baicom Networks S.A.	-	3	-	-	22	-	-
Canteras Natal Crespo S.A.	-	24	-	-	3	-	-
Cyrsa S.A.	-	-	-	-	(608)	-	-
Nuevo Puerto Santa Fe S.A.	-	86	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	82	-	-
Quality Invest S.A.	-	54	-	-	25	-	-
Total Join Ventures	-	167	-	-	(476)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(501)	-	-	-
Fundación IRSA	-	-	-	-	-	(384)	-
Isaac Elsztain e hijos S.C.A.	(88)	-	-	-	-	-	-
Hamonet S.A.	(46)	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	73	-	-
Total Other related parties	(134)	-	-	(501)	73	(384)	-
Directors and Senior Management
Directors	-	-	-	-	-	-	(13,393)
Total Directors and Senior Management	-	-	-	-	-	-	(13,393)
Total	1,076	167	(22,642)	(501)	1,312	(384)	(13,393)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

34.	Negative working capital

As of the period-end, the Group has recorded negative working capital which is currently under consideration of the Board of Directors and Management.

35.	Subsequent events

Ordinary and Extraordinary Shareholders’ meeting

On October 31, 2013, the Company’s Annual Shareholders’ Meeting corresponding to fiscal year ended June 30, 2013, in order to consider and approve the following, among other things: (i) analysis of the provisions set forth in Ruling No.  609/ 2012 of the National Securities Commission (CNV) and setting up of a special reserve under Shareholder’s Equity, deciding that (a) a special reserve be set up under Shareholder’s Equity reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS, and the balance at closing of retained earnings disclosed in the last financial statements prepared under the previously effective accounting standards, and (b) the amount of Ps 19,762 be deducted from the “Special Reserve” to be reallocated to the Legal Reserve; (ii) consideration of the “Retained earnings” balance, and of the reversal of the “Reserve for new developments”, as of June 30, 2013. It was approved by a majority the total reversal of “Retained earnings” and partial of “Reserve for new developments”, to be applied to the payment of cash dividends, and previous increase of “Legal Reserve” balance.; (iii) the treatment and allocation of income/loss for the year ended June 30, 2013, that consisted of a profit of Ps. 238,737, and consideration of payment of cash dividends and/or in kind for up to Ps. 250,000. It was approved by a majority (a) the payment of cash dividends for the amount of Ps. 250,000, (b) increase the amount of “Legal Reserve” in Ps. 11,937; (iv) consideration of the Board of Director’s and Supervisory Committee’s performance. Both performances were approved; (v) update of the share services contract report. The Board’s management in relation to the Master Agreement for corporate service sharing, its amendments and addenda, were approved; (vi) consideration of the Repurchase plan involving common shares and GDS issued by the Company. It was approved by a majority the Board of Director’s performance related to the repurchase plan of common shares.

Forward Transactions

In October, Alto Palermo S.A. and Banco Hipotecario S.A. carried out US-dollar forward transactions as per the following detail:

Buyer	Seller	Asset	Amount	Term Price	Date of Execution	Settlement
Alto Palermo S.A.	Banco Hipotecario S.A.	USD	5.0 million	6.420	10/01/2013	01/31/2014
Alto Palermo S.A.	Banco Hipotecario S.A.	USD	5.0 million	6.418	10/01/2013	01/31/2014

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation form the original prepared in Spanish for publication in Argentina

35.	Subsequent events (Continued)

Repurchase plan involving common shares and GDS issued by IRSA

On October 15, 2013, IRSA’s Board of Directors approved a new increase to the maximum price, raising it to Ps. 11.00 per common share and USD 11.50 per GDS.

On October 22, 2013 IRSA’s Board of Directors approved a new increase to the maximum price, raising it to Ps.14.50 per common share and USD 15.00 per GDS.

During October, IRSA acquired 123,000 common shares (nominal value Ps. 1 per share) for a total amount of Ps. 1.2 million and 62,079 GDS (representing 620,790 common shares) for a total amount of USD 0.62 million.

Subscription Dolphin Fund Ltd. (“Dolphin”)

During the three-month period, the Group, through its subsidiaries Tyrus and Ritelco, subscribed shares of Dolphin for an amount of US$ 75 million. After September 30, 2013, trough Tyrus, the Group, subscribed shares of Dolphin for an amount of US$ 9 million, and has given a loan for an amount of US$ 6 million.

On November 3, 2013, Dolphin, along with other investors, made an offer to purchase up to a 45% interest in IDB Development Corporation (“IDBD”), an Israeli company, within the framework of a debt restructuring process its controlling company, IDBH, is currently negotiating with creditors, pursuant to Israel’s applicable laws. Among other things, the process is subject to the approval of creditor’s committees and courts with competent jurisdiction over the matter.

Dolphin plans to invest the funds contributed by its shareholders in IDBD by subscribing shares issued by said company and by making a payment to IDBH’s creditors.  As proof of Dolphin’s engagement in the restructuring process, Dolphin and other investors have set up an escrow account for up to USD 75 million and, in order to submit its purchase offer, deposited USD 20.6 million in escrow in favor of the competent Court.

IDBD controls certain Israeli and international companies, and is involved in several markets and industry sectors, including real estate, insurance, agribusiness,  banks and financial sector, retail, new technologies, telecommunications, utilities and oil & gas production.

Subject to the latest judicial developments, the acquisition process is expected to conclude during the first quarter of 2014.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolívar 108 - 1° floor
Autonomous City of Buenos Aires
C.U.I.T.: 30-52532274-9

1.
We have reviewed the accompanying unaudited condensed interim consolidated statement of financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries as of September 30, 2013, and the related unaudited condensed interim consolidated statements of income and comprehensive income for three-month period ended September 30, 2013, and the unaudited condensed interim consolidated statements of changes of shareholders’ equity and cash flows for the three-month period then ended and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2013 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). The IFRS as issued by the International Accounting Standard Board were adopted as accounting standards by the Argentine Federation of Professional Councils in Economic Sciences and incorporated by the National Securities Commission to its regulations. Therefore, the Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Accounting Standard 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the Argentine Federation of Professional Councils in Economic Sciences for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

4.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements have not been prepared in all material respects in accordance with IAS 34.

5.	In accordance with current regulations, we hereby inform that:

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded in the "Inventory and Balance Sheet Book" and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal requirements;

c)
we have read the Business Summary (“Reseña Informativa”) and the additional information required by Article 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards these matters that are within our competence, we have no observations to make;

d)
at September 30, 2013, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 906,732, which was not callable at that date.

Autonomous City of Buenos Aires, November 11, 2013

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 30 Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 Fº 85

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of September 30, 2013 and for the three-month periods ended September 30, 2013 and 2012

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2013 and June 30, 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2013	06.30.2013
ASSETS
Non-current Assets
Investment properties	6	798,887	804,788
Property, plant and equipment	7	8,763	8,681
Trading properties	8	62,762	62,762
Intangible assets	9	5,882	5,938
Investments in subsidiaries, associates and joint ventures	5	3,717,145	3,570,642
Deferred income tax assets	20	98,096	47,144
Income tax and minimum presumed income tax credit		108,747	102,375
Trade and other receivables	12	106,995	85,862
Investments in financial assets	13	80	87
Total Non-current Assets		4,907,357	4,688,279
Current Assets
Trading properties	8	3,003	3,901
Inventories	10	508	463
Trade and other receivables	12	123,113	251,678
Investments in financial assets	13	174,956	72,713
Cash and cash equivalents	15	38,886	62,788
Total Current Assets		340,466	391,543
TOTAL ASSETS		5,247,823	5,079,822
SHAREHOLDERS’ EQUITY
Shared capital		578,506	578,676
Treasury stock		170	-
Inflation adjustment of share capital		123,329	123,329
Share premium		793,123	793,123
Cost of treasury stock		(1,182)	-
Reserve for share-based payments		13,988	8,258
Legal reserve…		85,140	85,140
Special reserve		395,249	395,249
Reserve for new developments		492,441	492,441
Cumulative translation adjustment		65,687	50,776
Acquisition of additional interest in subsidiaries		(20,782)	(20,782)
Retained earnings		271,710	239,328
TOTAL SHAREHOLDERS’ EQUITY		2,797,379	2,745,538
LIABILITIES
Non-Current Liabilities
Trade and other payables	16	11,627	7,054
Borrowings	19	1,933,448	1,796,521
Provisions	18	8,857	6,877
Total Non-Current Liabilities		1,953,932	1,810,452
Current Liabilities
Trade and other payables	16	66,877	88,242
Salaries and social security liabilities	17	4,411	5,490
Borrowings	19	419,399	423,835
Derivative financial instruments	14	219	-
Provisions	18	5,606	6,265
Total Current Liabilities		496,512	523,832
TOTAL LIABILITIES		2,450,444	2,334,284
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		5,247,823	5,079,822

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

1

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Income
for the three-month periods ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Note	09.30.2013	09.30.2012
Revenues	22	71,065	69,521
Costs	23	(25,991)	(27,511)
Gross profit		45,074	42,010
Gain from disposal of investment properties	6	-	31,069
General and administrative expenses	24	(14,629)	(12,892)
Selling expenses	24	(8,758)	(3,757)
Other operating results, net	26	(2,710)	(3,974)
Profit from operations		18,977	52,456
Share of profit of subsidiaries, associates, and joint ventures	5	127,768	66,341
Profit from operations before financial results and income tax		146,745	118,797
Finance income	27	22,884	20,363
Finance cost	27	(209,523)	(125,500)
Other financial results	27	21,324	5,621
Financial results, net	27	(165,315)	(99,516)
(Loss) / Profit before income tax		(18,570)	19,281
Income tax	20	50,952	21,861
Profit for the period		32,382	41,142

Profit per share for the period:
Basic		0.056	0.071
Diluted		0.056	0.071

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

2

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the three-month periods ended September 30, 2013 and 2012
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	09.30.2013	09.30.2012
Profit for the period	32,382	41,142
Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment of subsidiaries, associates, and joint ventures	14,911	10,490
Other comprehensive income for the period (i)	14,911	10,490
Total comprehensive income for the period	47,293	51,632

(i) Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

3

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2013 and 2012
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Share capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock (2)	Share premium	Cost of treasury stock	Acquisition of additional interest in subsidiaries	Cumulative translation adjustment	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Retained earnings	Total Shareholders’ equity
Balance at June 30, 2013	578,676	-	123,329	793,123	-	(20,782)	50,776	8,258	85,140	492,441	395,249	239,328	2,745,538
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	32,382	32,382
Other comprehensive income for the period	-	-	-	-	-	-	14,911	-	-	-	-	-	14,911
Total comprehensive income for the period	-	-	-	-	-	-	14,911	-	-	-	-	32,382	47,293
Reserve for share-based compensation	-	-	-	-	-	-	-	5,730	-	-	-	-	5,730
Purchase of Treasury stock	(170)	170	-	-	(1,182)	-	-	-	-	-	-	-	(1,182)
Balance at September 30, 2013	578,506	170	123,329	793,123	(1,182)	(20,782)	65,687	13,988	85,140	492,441	395,249	271,710	2,797,379

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(1)	Related to CNV General Resolution No. 609/12. See Note 21.
(2)	Includes Ps. 36 of inflation adjustment of Treasury Stock. See Note 21.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

4

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2013 and 2012
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Share capital	Inflation adjustment of share capital	Share premium	Reserve for acquisition of additional interest in subsidiaries	Cumulative translation adjustment	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Retained earnings	Total Shareholders’ equity
Balance at July 1st, 2012	578,676	274,387	793,123	(15,714)	14,502	2,595	71,136	419,783	510,853	2,649,341
Profit for the period	-	-	-	-	-	-	-	-	41,142	41,142
Other comprehensive income for the period	-	-	-	-	10,490	-	-	-	-	10,490
Total comprehensive income for the period	-	-	-	-	10,490	-	-	-	41,142	51,632
Acquisition of non-controlling interest	-	-	-	(334)	-	-	-	-	-	(334)
Reserve for share-based compensation	-	-	-	-	-	1,668	-	-	-	1,668
Balance at September 30, 2012	578,676	274,387	793,123	(16,048)	24,992	4,263	71,136	419,783	551,995	2,702,307

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

5

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month periods ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Note	09.30.2013	09.30.2012
Operating activities:
Cash generated from the operations	15	13,942	61,749
Net cash generated by operating activities		13,942	61,749
Investing activities:
Capital contributions to subsidiaries, associates and joint ventures	5	(873)	(1,410)
Additions of investment properties	6	(830)	(1,088)
Proceeds from sale of investment properties	6	118,936	53,732
Proceed from sale of joint ventures		7,736	-
Additions of property, plant and equipment	7	(383)	(57)
Additions of intangible assets	9	-	(52)
Additions of investments in financial assets		(98,224)	(1,724)
Proceeds from sale of investments in financial assets		17,749	18,885
Interest received from subsidiaries, associates and joint ventures		518	7,599
Loans granted to subsidiaries, associates and joint ventures		(14,502)	(23,225)
Loans repayments received from subsidiaries, associates and joint ventures		-	10,287
Dividends received		1,536	156
Net cash generated by investing activities		31,663	63,103
Financing activities:
Bank overdrafts, net		115,694	24,617
Repayments of borrowings		-	(30,000)
Payment of non-convertible notes		(97,887)	-
Dividends paid	21	-	(35,703)
Interest paid		(94,236)	(94,442)
Repurchase of Treasury stock		(1,182)	-
Proceeds from borrowings from subsidiaries, associates and joint ventures		6,536	49,094
Net cash used in financing activities		(71,075)	(86,434)
Net increase in cash and cash equivalents		(25,470)	38,418
Cash and cash equivalents at the beginning of the year	15	62,788	76,872
Foreign exchange gain on cash and cash equivalents		1,568	1,629
Cash and cash equivalents at end of period		38,886	116,919

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

6

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or the “Company”) was founded in 1943, primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Bolívar 108, 1st Floor, Buenos Aires, Argentina.

The Company owns, manages and develops a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping centers and branded hotels across Argentina, and also office properties in the United States of America.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 11, 2013.

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.	Basis of preparation

The Unaudited Condensed Interim Financial Statements have been prepared in accordance with the Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Science (“FACPCE”, as per its Spanish acronym) and with IAS 34 “Interim Financial Reporting”.

These Financial Statements should be read together with the annual separate financial statements of the Company as of June 30, 2013 prepared in accordance with the Technical Resolution No. 26. These Unaudited Condensed Interim Separate Financial Statements are presented in Argentine Pesos.

These Unaudited Condensed Interim Separate Financial Statements corresponding to the three-month periods ended September 30, 2013 and 2012 have not been audited. The Company’s Management believes they include all necessary adjustments to fairly present the results of each period. The Company’s three-month periods ended September 30, 2013 and 2012 results do not necessarily reflect the proportion of the Company’s full-year results.

7

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.2.           Significant accounting policies

The principal accounting policies adopted for the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the preparation of the information under RT 26 as of June 30, 2013, and are based on those IFRS in force as of June 30, 2013 (except for the accounting of investments in subsidiaries, associates and joint ventures, which are accounted for under the equity method as required in RT 26). In addition, the most significant accounting policies are described in the Annual Separate Financial Statements.

2.3.           Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of financial statements as of and for the fiscal year ended June 30, 2013, save for changes in accrued income tax, provision for legal claims, allowance for bad debts and accrued supplementary rental.

3.           Acquisitions and disposals

See acquisitions and disposals made by the Company for the three-month period ended September 30, 2013 in Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.           Financial risk management

Financial risks

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

8

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.           Financial risk management (Continued)

The Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the annual separate financial statements as of June 30, 2013. There have been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.

5.	Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

Set out below is the summarized financial information for investments in subsidiaries, associates and joint ventures for the three-month period ended September 30, 2013 and for the year ended June 30, 2013:

Subsidiaries, Associates and Joint ventures

	September 30, 2013	June 30, 2013
Beginning of period/year	3,570,642	3,357,430
Capital contribution	873	143,634
Disposal of subsidiaries	-	(5,436)
Share of profit, net	127,768	346,772
Translation adjustment	14,911	36,274
Cash dividends (i)	(1,536)	(308,479)
Reimbursement of expired dividends	-	591
Acquisition of non-controlling interest	-	(4,420)
Reserve for share-based payment	4,487	4,276
End of the period/year	3,717,145	3,570,642

(i) During the period ended September 30, 2013, BHSA distributed dividends for an amount of Ps. 1.5 million. During the year ended June 30, 2013, APSA, Nuevas Fronteras S.A., BHSA and Manibil S.A. distributed dividends for an amount of Ps. 292.9 million, Ps. 5.6 million, Ps. 5.1 million and Ps. 4.8 million, respectively.

9

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.           Investment properties

Changes in Company’s investment properties for the three-month period ended September 30, 2013 and for the year ended June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Beginning of period / year	804,788	890,433
Additions	830	4,793
Sales	-	(62,700)
Depreciation charge (i)	(6,731)	(27,738)
End of period / year	798,887	804,788

(i) Depreciation charges of investment properties were included in “Costs” in the Statement of Income (Note 24).

The following amounts have been recognized in the statement of income:

	September 30, 2013	September 30, 2012
Rental and service income	66,779	63,847
Direct operating expenses	(24,179)	(25,505)
Gain from disposal of investment properties	-	31,069

7.           Property, plant and equipment

Changes in Company’s property, plant and equipment for the three-month period ended September 30, 2013 and for the year ended June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Beginning of period / year	8,681	8,765
Additions	383	1,707
Disposals of unused property, plant and equipment	-	(602)
Depreciation charge (i)	(301)	(1,189)
End of period / year	8,763	8,681

(i) Depreciation charges of property, plant and equipment were included in “Costs” and “General and administrative expenses” in the statement of income (Note 24).

10

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.           Trading properties

Changes in Company’s trading properties for the three-month period ended September 30, 2013 and for the year ended June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Beginning of period / year	66,663	71,117
Dispositions	(898)	(4,454)
End of period / year	65,765	66,663

9.           Intangible assets

Changes in Company’s intangible assets for the three-month period ended September 30, 2013 and for the year ended June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Beginning of period / year	5,938	5,987
Additions	-	224
Amortization charge (i)	(56)	(273)
End of period / year	5,882	5,938

(i) Amortization charges of intangible assets are included in “General and administrative expenses” in the statement of income (Note 24).

10.           Inventories

Company’s inventories as of September 30, 2013 and June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Current
Materials and other inventories (i)	508	463
Current inventories	508	463
Total inventories	508	463

(i)	The cost of inventories is recorded in “Costs” in the statement of income (Note 24).

11

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.           Financial instruments by category

Determination of fair values

See determination of fair value in Note 14 to the condensed interim consolidated financial statements.

The following tables show the financial assets and financial liabilities of the Company that are measured at fair value as of September 30 and June 30, 2013 and their allocation to the fair value hierarchy:

	September 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities of TGLT	80	-	-	80
- Mutual funds	45,431	-	-	45,431
- Bonds	129,597	-	-	129,597
Total assets	175,108	-	-	175,108

	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Interest rate swaps	-	219	-	219
Total liabilities	-	219	-	219

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities of TGLT	84	-	-	84
- Mutual funds	2,918	-	-	2,918
- Bonds	69,865	-	-	69,865
Total assets	72,867	-	-	72,867

The only liabilities of the Company stated at fair value relate to derivative financial instruments (see Note 14). They are classified as Level 2 since their fair value is calculated under the discounted cash flow method. The main parameter used in that model is interest rate futures.

12

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Trade and other receivables

Company’s trade and other receivables, as of September 30, 2013 and June 30, 2013 are as follows:

	September 30, 2013	June 30, 2013
Non-current
Sale, leases and services receivable	1,327	1,702
Total non-current trade receivables	1,327	1,702
Trade receivables of joint ventures	2,317	2,147
Others	578	527
Total non-current other receivables	2,895	2,674
Related parties (Note 29)	102,773	81,486
Total non-current trade and other receivables	106,995	85,862
Current
Sale, leases and services receivable	24,818	143,831
Checks to be deposited	-	85
Debtors under legal proceedings	7,641	6,01
Less: allowance for trade receivables	-8,803	-5,359
Total trade receivables	23,656	144,567
Trade receivables of joint ventures	13,894	20,555
Gross sales tax credit	52	1,165
Other tax receivables	1,205	2,182
Prepaid expenses	2,705	3,07
Expenses and services to recover	2,464	2,077
Advance payments	2,825	2,973
Others	675	668
Less: allowance for other receivables	-23	-23
Total current other receivables	23,797	32,667
Related parties (Note 29)	75,66	74,444
Total current trade and other receivables	123,113	251,678
Total trade and other receivables	230,108	337,54

Movements on the Company’s allowance for trade and other receivables are as follows:

	September 30, 2013	June 30, 2013
Beginning of period / year	5,382	4,783
Additions of the period / year	4,195	1,491
Unused amounts reversed	(751)	(892)
End of period / year	8,826	5,382

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 24). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

13

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.           Investments in financial assets

Company’s investments in financial assets as of September 30, 2013 and June 30, 2013 are as follows:

	September 30, 2013	June 30, 2013
Non-current
Financial assets at fair value
Investment in equity securities in TGLT	80	84
Government bonds	-	3
Total non-current investments in financial assets	80	87
Current
Financial assets at fair value
Mutual funds	45,359	2,851
Government bonds	129,597	69,862
Total current investments in financial assets	174,956	72,713
Total investments in financial assets	175,036	72,800

14.	Derivative financial instruments

Company’s derivative financial instruments as of September 30, 2013 and June 30, 2013 are as follows:

	September 30, 2013	June 30, 2013
Liabilities
Current
Interest rate swaps (i)	219	-
Total current derivative financial instruments	219	-
Total derivative financial instruments	219	-

(i) In September 2013, the Company entered into interest rate swaps with Industrial and Commercial Bank of China, Banco Santander Río and Banco Itaú. The total amount of underlying assets for these agreements amounts to Ps. 130 million and are due in September 2014.

14

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of September 30, 2013 and June 30, 2013:

	September 30, 2013	June 30, 2013
Cash at bank and on hand	38,814	62,721
Mutual funds	72	67
Total cash and cash equivalents	38,886	62,788

Following is a detailed description of cash flows generated by the Company’s operations for the three-month period ended September 30, 2013 and 2012:

	Note	September 30, 2013	September 30, 2012
Profit for the period		32,382	41,142
Adjustments for:
Income tax expense	20	(50,952)	(21,861)
Amortization and Depreciation	24	7,088	7,731
Gain from disposal of investment properties	6	-	(31,069)
Share-based payments	25, 28	1,243	360
Changes in fair value of investments in financial assets	27	(21,543)	(5,621)
Loss on derivative financial instruments		219	-
Interest expense, net		62,119	58,405
Provisions		7,900	8,594
Share of profit of subsidiaries, associates and joint ventures		(127,768)	(66,341)
Unrealized foreign exchange loss, net		119,455	43,967
Increase in inventories		(45)	(10)
Decrease in trading properties		898	1,478
Decrease / (Increase) in trade and other receivables		10,798	(14,426)
(Decrease) / Increase in trade and other payables		(26,329)	42,555
Decrease in salaries and social security liabilities		(1,079)	(3,006)
Decrease in provisions		(444)	(149)
Net cash generated by operating activities		13,942	61,749

Additional information
		09.30.2013	09.30.2012
Increase in income tax and minimum presumed income tax credits through an increase in trade and other payables		6,370	-
Reserve for share-based payment	5	4,487	1,308
Cumulative translation adjustment		14,911	10,490

15

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.           Trade and other payables

Company’s trade and other payables as of September 30, 2013 and June 30, 2013 are as follows:

	September 30, 2013	June 30, 2013
Non-current
Sales, rent and services payments received in advance	643	2,027
Guarantee deposits	4,390	4,768
Total non-current trade payables	5,033	6,795
Minimum presumed income tax payable	6,370	-
Others	206	242
Total non-current other payables	6,576	242
Related parties (Note 29)	18	17
Total non-current trade and other payables	11,627	7,054

Current
Trade payables	3,779	8,401
Accrued invoices	10,732	13,220
Sales, rent and services payments received in advance	23,414	22,707
Guarantee deposits	4,829	3,779
Total current trade payables	42,754	48,107
VAT payables	2,514	7,974
Other tax payables	7,467	13,786
Others	4,716	6,352
Total current other payables	14,697	28,112
Related parties (Note 29)	9,426	12,023
Total current trade and other payables	66,877	88,242
Total trade and other payables	78,504	95,296

16

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.           Salaries and social security liabilities

Company’s Salaries and social security liabilities as of September 30, 2013 and June 30, 2013 are as follows:

	September 30, 2013	June 30, 2013
Current
Provision for vacation and bonuses	2,339	4,505
Social security payable	2,054	967
Salaries payable	18	18
Total salaries and social security liabilities	4,411	5,490

18.           Provisions

The table below shows the movements in Company's provisions:

Labor, legal and other claims
At June 30, 2013	13,142
Additions	1,765
Used during period	(444)
At September 30, 2013	14,463

The analysis of total provisions is as follows:

	September 30, 2013	June 30, 2013
Non-current	8,857	6,877
Current	5,606	6,265
	14,463	13,142

17

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.           Borrowings

Company’s borrowings as of September 30, 2013 and June 30, 2013 were as follows:

						Book value
	Secured/ unsecured	Currency	Fixed/ floating	Effective interest rate %	Nominal value	September 30, 2013	June 30, 2013
Non-current
IRSA NCN due 2017 (Note 29)	Unsecured	US$	Fixed	8.50%	150,000	866,836	805,868
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	150,000	849,752	789,655
Related parties (Note 29)	Unsecured	Ps.	Floating	Badlar	13,532	129,941	123,914
Related parties (Note 29)	Unsecured	US$	Floating	Libor 3m +200	8,012	46,414	43,169
Related parties (Note 29)	Unsecured	US$	Fixed	7.50%	2,224	21,396	18,428
Related parties (Note 29)	Unsecured	Ps.	Floating	Badlar+15.23%	6,000	18,925	15,469
Finance lease obligations	Secured	US$	Fixed	7.50%	126	184	18
Total non-current borrowings						1,933,448	1,796,521
Current
IRSA NCN due 2013	Unsecured	Ps.	Floating	Badlar +2.49%	153,152	-	52,240
IRSA NCN due 2014	Unsecured	US$	Fixed	7.45%	33,832	98,838	137,750
IRSA NCN due 2017 (Note 29)	Unsecured	US$	Fixed	8.5%	150,000	11,436	27,749
IRSA NCN due 2020	Unsecured	US$	Fixed	11.5%	150,000	18,726	40,604
Bank overdrafts	Unsecured	Ps.	Floating	-	-	217,781	100,214
Finance lease obligations	Secured	US$	Fixed	7.50%	126	228	105
Related parties (Note 29)	Unsecured	Ps.	Floating	Badlar	67,369	8	8
Related parties (Note 29)	Unsecured	Ps.	Fixed	7.50%	6,000	70,328	64,533
Related parties (Note 29)	Unsecured	US$	Floating	Libor 3m +200	8,012	449	170
Related parties (Note 29)	Unsecured	US$	Fixed	5%	5,950	1,605	462
Total Current borrowings						419,399	423,835
Total borrowings						2,352,847	2,220,356
NCN: Non-convertible Notes

18

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.           Current and deferred income tax

The details of the provision for the Company’s income tax are as follows:

	September 30, 2013	September 30, 2012
Current income tax	-	-
Deferred income tax	50,952	21,861
Income tax	50,952	21,861

The gross movement on the deferred income tax account is as follows:

	September 30, 2013	June 30, 2013
Beginning of period / year	47,144	(19,179)
Income tax gain	50,952	66,323
End of period / year	98,096	47,144

Below is a reconciliation between income tax expense and the amount that would arise using the income tax rate applicable to Profit Before Income Tax for the three-month periods ended September 30, 2013 and 2012:

	September 30, 2013	September 30, 2012
Net income at tax rate	(6,500)	6,748
Permanent differences:
Share of loss from subsidiaries, associates and joint ventures	(44,719)	(23,219)
Non-deductible items	84	(27)
Others	183	(5,363)
Income tax expense	(50,952)	(21,861)

19

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.           Shareholders’ Equity

During the three month period ended September 30, 2013, no dividends were paid out.

See Note 25 to the Unaudited Condensed Interim Consolidated Financial Statements.

22.           Revenues

	September 30, 2013	September 30, 2012
Rental and scheduled rent increases	49,838	45,288
Expenses	15,523	17,484
Property management fee	1,053	935
Others	365	140
Total rental and service income	66,779	63,847
Sale of trading properties	4,286	5,674
Total other revenue	4,286	5,674
Total revenues	71,065	69,521

23.	Costs

	September 30, 2013	September 30, 2012
Leases and services costs	24,179	25,505
Cost of sales and development	1,812	2,006
Total cost of property operations	25,991	27,511
Total costs	25,991	27,511

24.           Expenses by nature

The Company disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Company.

20

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.           Expenses by nature (Continued)

For the period ended September 30, 2013:

	Costs
	Cost of rental and services	Cost of sale and development	General and administrative expenses	Selling expenses	Total
Leases and service charges	1,135	128	102	-	1,365
Depreciation and amortization	6,831	-	231	26	7,088
Allowances for trade and other receivables	-	-	-	3,444	3,444
Salaries, social security costs and other personnel expenses	3,979	37	8,469	2,146	14,631
Directors’ fees	-	-	2,691	-	2,691
Fees and payments for services	993	13	1,369	359	2,734
Maintenance, security, cleaning, repairs and others	9,720	79	535	46	10,380
Taxes, rates and contributions	1,144	651	26	1,923	3,744
Advertising and other selling expenses	-	-	-	774	774
Cost of sale of trading properties ……………………………….………….	-	898	-	-	898
Others	377	6	1,206	40	1,629
Total expenses by nature	24,179	1,812	14,629	8,758	49,378

21

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.           Expenses by nature (Continued)

For the period ended September 30, 2012:

	Costs
	Cost of rental and services	Cost of sale and development	General and administrative expenses	Selling expenses	Total
Leases and service charges	800	284	41	-	1,125
Depreciation and amortization	7,479	-	243	9	7,731
Allowances for trade and other receivables	-	-	-	406	406
Salaries, social security costs and other personnel expenses	2,579	29	6,246	804	9,658
Directors’ fees	-	-	3,668	-	3,668
Fees and payments for services	546	-	1,275	279	2,100
Maintenance, security, cleaning, repairs and others	11,305	15	589	38	11,947
Taxes, rates and contributions	2,353	195	92	1,576	4,216
Advertising and other selling expenses	-	-	-	582	582
Cost of sale of trading properties	-	1,478	-	-	1,478
Others	443	5	738	63	1,249
Total expenses by nature	25,505	2,006	12,892	3,757	44,160

22

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.           Employee costs

	September 30, 2013	September 30, 2012
Salaries and social security costs	12,377	8,722
Share-based compensation	1,243	360
Pension costs – defined contribution plan	133	268
Other expenses and benefits	878	308
Total employee costs	14,631	9,658

26.           Other operating results, net

	September 30, 2013	September 30, 2012
Donations	(244)	(78)
Lawsuits and other contingencies (1)	(1,616)	(2,040)
Others	(850)	(1,856)
Total other operating results, net	(2,710)	(3,974)
(1)	Includes judicial costs and expenses.

27.           Financial results, net

	September 30, 2013	September 30, 2012
Finance income:
- Interest income	2,192	4,701
- Foreign exchange gains	20,692	15,662
Total finance income	22,884	20,363

Finance costs:
- Interest expense	(64,311)	(63,106)
- Foreign exchange losses	(141,799)	(59,912)
- Other finance costs	(3,413)	(2,482)
Total finance costs	(209,523)	(125,500)
Other financial results:
- Fair value gain of investments in financial assets	21,543	5,621
- Loss on derivatives financial instruments	(219)	-
Total other financial results	21,324	5,621
Total financial results, net	(165,315)	(99,516)

28.           Share-based payments

For more details on share-based payments, see Note 32 to the Unaudited Condensed Interim Consolidated Financial Statements.

23

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions

The following is a summary of the balances with related parties as of September 30, 2013:

Related party	Description of Transaction	Investments in financial assets current	Investments in financial assets non-current	Trade and other receivables current	Trade and other receivables non-current	Trade and other liabilities current	Trade and other liabilities non-current	Borrowings current	Borrowings non-current
Parent Company
CRESUD S.A.C.I.F. y A.	Sale of good and/or services	-	-	701	-	-	-	-	-
	Corporate services	-	-	-	-	(4,712)	-	-	-
	Reimbursement of expenses	-	-	-	-	(1,537)	-	-	-
	Share-based payments	-	-	559	-	-	-	-	-
Total Parent Company		-	-	1,260	-	(6,249)	-	-	-
Subsidiaries
E. Commerce Latina S.A.	Reimbursement of expenses	-	-	20	-	-	-	-	-
	Management fees	-	-	2	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(13,475)
Alto Palermo S.A.	Reimbursement of expenses	-	-	3,344	-	-	-	-	-
	Non-Convertible Notes	-	-	-	-	-	-	(182)	(10,254)
	Share-based payments	-	-	-	-	(72)	-	-	-
	Borrowings	-	-	-	-	-	-	(70,328)	-
Solares de Santa Maria S.A.	Reimbursement of expenses	-	-	4,213	-	-	-	-	-
	Borrowings	-	-	-	5	-	-	-	-
Palermo Invest S.A.	Reimbursement of expenses	-	-	30	-	-	-	-	-
	Borrowings	-	-	89	-	-	-	(8)	(7,119)
Unicity S.A.	Reimbursement of expenses	-	-	10	-	-	-	-	-
Ritelco S.A.	Reimbursement of expenses	-	-	31	-	(15)	-	-	-
	Borrowings	-	-	-	-	-	-	(449)	(50,437)

24

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets current	Investments in financial assets non-current	Trade and other receivables current	Trade and other receivables non-current	Trade and other liabilities current	Trade and other liabilities non-current	Borrowings current	Borrowings non-current
Subsidiaries
Inversora Bolivar S.A.	Reimbursement of expenses	-	-	40	-	-	-	-	-
	Borrowings	-	-	1,479	-	-	-	-	(15,704)
Hoteles Argentinos S.A.	Hotel services	-	-	84	-	(1,162)	-	-	-
Tyrus S.A.	Reimbursement of expenses	-	-	379	-	-	-	-	-
	Borrowings	-	-	-	102,768	-	-	-	-
Llao Llao Resorts S.A.	Hotel services	-	-	2,524	-	(41)	-	-	-
	Management fees	-	-	553	-	-	-	-	-
	Guarantee deposits	-	-	-	-	-	(10)	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	12	-	(6)	-	-	-
	Management fees	-	-	55	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	(1,605)	(25,585)
Efanur S.A.	Reimbursement of expenses	-	-	80	-	-	-	-	-
	Borrowings	-	-	48,154	-	-	-	-	-
Total Subsidiaries		-	-	61,099	102,773	(1,296)	(10)	(72,572)	(122,574)
Subsidiaries CRESUD
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	-	(29)	-	-	-
Cactus S.A.	Reimbursement of expenses	-	-	-	-	(7)	-	-	-
Alafox S.A.	Reimbursement of expenses	-	-	50	-	-	-	-	-
Helmir S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
Doneldon S.A.	Reimbursement of expenses	-	-	38	-	-	-	-	-
Sedelor S.A.	Reimbursement of expenses	-	-	38	-	-	-	-	-
Codalis S.A.	Reimbursement of expenses	-	-	47	-	-	-	-	-
Total Subsidiaries CRESUD		-	-	175	-	(36)	-	-	-

25

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets current	Investments in financial assets non-current	Trade and other receivables current	Trade and other receivables non-current	Trade and other liabilities current	Trade and other liabilities non-current	Borrowings current	Borrowings non-current
Subsidiaries APSA
Arcos del Gourmet S.A.	Reimbursement of expenses	-	-	19	-	-	-	-
Emprendimientos Recoleta S.A.	Reimbursement of expenses	-	-	-	-	(8)	-	-	-
	Non-Convertible Notes	-	-	-	-	-	-	(187)	(8,359)
Fibesa S.A.	Reimbursement of expenses	-	-	26	-	-	-	-	-
	Share-based payments	-	-	63	-	-	-	-	-
Panamerican Mall S.A.	Reimbursement of expenses	-	-	55	-	-	-	-	-
	Non-Convertible Notes	-	-	-	-	-	-	(723)	(32,337)
Shopping Neuquén S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
Torodur S.A.	Reimbursement of expenses	-	-	172	-	-	-	-	-
Conil S.A	Reimbursement of expenses	-	-	35	-	-	-	-	-
Total Subsidiaries APSA		-	-	372	-	(8)	-	(910)	(40,696)
Subsidiaries TYRUS
Irsa International LLC	Reimbursement of expenses	-	-	980	-	(774)	-	-	-
Real Estate Investment Group LP I	Reimbursement of expenses	-	-	41	-	(31)	-	-	-
Real Estate Investment Group V	Reimbursement of expenses	-	-	13	-	-	-	-	-
Irsa Development LP	Reimbursement of expenses	-	-	-	-	-	-	-	-
Real Estate Strategies LP	Reimbursement of expenses	-	-	-	-	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	1,395	-	-	-	-	-
Imadison LLC	Reimbursement of expenses	-	-	978	-	-	-	-	-
Jiwin S.A.	Reimbursement of expenses	-	-	3	-	-	-	-	-
Zetol S.A.	Reimbursement of expenses	-	-	160	-	-	-	-	-
Total Subsidiaries TYRUS		-	-	3,57	-	(805)	-	-	-
Associates
Manibil S.A.	Other liabilities	-	-	-	-	(781)	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	(9)	-	-	-
Total Associates			-	-	-	(790)	-	-	-
Associates APSA
Tarshop S.A.	Reimbursement of expenses	-	-	-	-	(1)	-	-	-
Total Associates APSA		-	-	-	-	(1)	-	-	-

26

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of transactions	Investments in financial assets current	Investments in financial assets non-current	Trade and other receivables current	Trade and other receivables non-current	Trade and other liabilities current	Trade and other liabilities non-current	Borrowings current	Borrowings non-current
Joint Ventures
Cyrsa S.A.	Reimbursement of expenses	-	-	5	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(104,356)
Baicom Networks S.A.	Reimbursement of expenses	-	-	17	-	(2)	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	-	188	-	-	-	-	-
Total Joint Ventures		-	-	210	-	(2)	-	-	(104,356)
Joint Ventures APSA			-		-
Nuevo Puerto Santa Fé S.A.	Reimbursement of expenses	-	-	4	-	-	-	-
Quality Invest S.A.	Reimbursement of expenses	-	-	31	-	-	-	-	-
	Management fees	-	-	-	-	(45)	-	-	-
Total Joint Ventures APSA		-	-	35	-	(45)	-	-	-
Other related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	2,547	-	(36)	-	-	-
Austral Gold S.A.	Reimbursement of expenses	-	-	2	-	(1)	-	-	-
Dolphin Fund PLC	Reimbursement of expenses	-	-	133	-	-	-	-	-
Estudio Zang, Bergel & Viñes	Advances	-	-	4	-	-	-	-	-
	Legal services	-	-	-	-	(153)	-	-	-
Museo de los Niños	Leases and/or rights of use	-	-	14	-	(3)	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	38	-	(1)	-	-	-
Total Other related parties		-	-	2,738	-	(194)	-	-	-
Directors and Senior Management
Directors	Fees	-	-	5,955	-	-	-	-	-
	Reimbursement of expenses	-	-	246	-	-	-	-	-
	Guarantee deposits	-	-	-	-	-	(8)	-	-
Total Directors and Senior Management		-	-	6,201	-	-	(8)	-	-
Total		-	-	75,660	102,773	(9,426)	(18)	(73,482)	(267,626)

27

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

Related party	Description of transaction	Investments in financial assets current	Investments in financial assets non-current	Trade and other receivables current	Trade and other receivables non-current	Trade and other liabilities current	Trade and other liabilities non-current	Borrowings current	Borrowings non-current
Parent Company
CRESUD S.A.C.I.F. y A.	Sale of real estate property	-	-	701	-	-	-	-	-
	Corporate services	-	-	-	-	(8,503)	-	-	-
	Reimbursement of expenses	-	-	471	-	-	-	-	-
	Share-based payments	-	-	559	-	-	-	-	-
Total Parent Company		-	-	1,731	-	(8,503)	-	-	-
Subsidiaries
E. Commerce Latina S.A.	Reimbursement of expenses	-	-	17	-	-	-	-	-
	Management fees	-	-	1	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(11,371)
Alto Palermo S.A.	Reimbursement of expenses	-	-	2,183	-	-	-	-	-
	Leases and/or rights of use	-	-	-	-	(311)	-	-	-
	Corporate services	-	-	2,257	-	-	-	-	-
	Share-based payments	-	-	-	-	(72)	-	-	-
	Borrowings	-	-	-	-	-	-	(64,533)	-
Solares de Santa Maria S.A.	Reimbursement of expenses	-	-	3,925	-	-	-	-	-
	Borrowings	-	-	-	5	-	-	-	-
Palermo Invest S.A.	Reimbursement of expenses	-	-	19	-	-	-	-	-
	Borrowings	-	-	86	-	-	-	(8)	(5,431)
Unicity S.A.	Reimbursement of expenses	-	-	7	-	-	-	-	-
Ritelco S.A.	Reimbursement of expenses	-	-	10	-	(15)	-	-	-
	Borrowings	-	-	-	-	-	-	(170)	(47,036)

28

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets current	Investments in financial assets non-current	Trade and other receivables current	Trade and other receivables non-current	Trade and other liabilities current	Trade and other liabilities non-current	Borrowings current	Borrowings non-current
Subsidiaries
Inversora Bolivar S.A.	Reimbursement of expenses	-	-	27	-	-	-	-	-
	Borrowings	-	-	1,42	-	-	-	-	(13,228)
Hoteles Argentinos S.A.	Hotel services	-	-	53	-	(1,081)	-	-	-
Tyrus S.A.	Reimbursement of expenses	-	-	120	-	-	-	-	-
	Borrowings	-	-	-	81,481	-	-	-	-
Llao Llao Resorts S.A.	Hotel services	-	-	1,472	-	-	-	-	-
	Management fees	-	-	553	-	-	-	-	-
	Guarantee deposits	-	-	-	-	-	(9)	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	1	-	-	-	-	-
	Management fees	-	-	159	-	(8)	-	-	-
	Borrowings	-	-	-	-	-	-	(462)	(25,585)
Efanur S.A.	Reimbursement of expenses	-	-	75	-	-	-	-	-
	Borrowings	-	-	44,43	-	-	-	-	-
Total Subsidiaries		-	-	56,815	81,486	(1,487)	(9)	(65,173)	(102,651)
Subsidiaries CRESUD
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	-	(2)	-	-	-
Alafox S.A.	Reimbursement of expenses	-	-	46	-	-	-	-	-
Codalis S.A.	Reimbursement of expenses	-	-	44	-	-	-	-	-
Helmir S.A.	Reimbursement of expenses	-	-	1	-	-	-	-	-
Doneldon S.A.	Reimbursement of expenses	-	-	36	-	-	-	-	-
Sedelor S.A.	Reimbursement of expenses	-	-	35	-	-		-	-
Total Subsidiaries CRESUD		-	-	162	-	(2)	-	-	-

29

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets current	Investments in financial assets non-current	Trade and other receivables current	Trade and other receivables non-current	Trade and other liabilities current	Trade and other liabilities non-current	Borrowings current	Borrowings non-current
Subsidiaries APSA
Arcos del Gourmet S.A.	Reimbursement of expenses	-	-	13	-	-	-	-	-
Emprendimientos Recoleta S.A.	Reimbursement of expenses	-	-	-	-	(1)	-	-	-
	Non-Convertible Notes	-	-	-		-	-	(446)	(7,077)
Fibesa S.A.	Reimbursement of expenses	-	-	128	-	-	-	-	-
	Share-based payments	-	-	63	-	-	-	-	-
Panamerican Mall S.A.	Reimbursement of expenses	-	-	78	-	-	-	-	-
	Non-Convertible Notes	-	-	-	-	-	-	(764)	(12,050)
Shopping Neuquén S.A.	Reimbursement of expenses	-	-	1	-	-	-	-	-
Torodur S.A.	Reimbursement of expenses	-	-	162	-	-	-	-	-
Total Subsidiaries APSA		-	-	445	-	(1)	-	(1,210)	(19,127)
Subsidiaries TYRUS
Irsa International LLC	Reimbursement of expenses	-	-	995	-	(720)	-	-	-
Real Estate Investment Group LP I	Reimbursement of expenses	-	-	38	-	(28)	-	-	-
Real Estate Investment Group. V	Reimbursement of expenses	-	-	12	-	-	-	-	-
Irsa Development LP	Reimbursement of expenses	-	-	2	-	-	-	-	-
Real Estate Strategies LP	Reimbursement of expenses	-	-	1,350	-	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	1,301	-	-	-	-	-
Imadison LLC	Reimbursement of expenses	-	-	909	-	-	-	-	-
Jiwin S.A.	Reimbursement of expenses	-	-	3	-	-	-	-	-
Zetol S.A.	Reimbursement of expenses	-	-	149	-	-	-	-	-
Total Subsidiaries TYRUS		-	-	4,759	-	(748)	-	-	-
Associates
Manibil S.A.	Other liabilities	-	-	-	-	(781)	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	(90)	-	-	-
Total Associates		-	-	-	-	(871)	-	-	-
Associates APSA
Tarshop S.A.	Reimbursement of expenses	-	-	8	-	-	-	-	-
Total Associates APSA		-	-	8	-	-	-	-	-

30

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets current	Investments in financial assets non-current	Trade and other receivables current	Trade and other receivables non-current	Trade and other liabilities current	Trade and other liabilities non-current	Borrowings current	Borrowings non-current
Joint Ventures
Cyrsa S.A.	Reimbursement of expenses	-	-	-	-	(10)	-	-	-
	Borrowings	-	-	-	-	-	-	-	(98,328)
Baicom Networks S.A.	Reimbursement of expenses	-	-	16	-	(2)	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	-	178	-	-	-	-	-
Total Joint Ventures		-	-	194	-	(12)	-	-	(98,328)
Joint Ventures APSA
Nuevo Puerto Santa Fé S.A.	Reimbursement of expenses	-	-	3	-	-	-	-	-
Quality Invest S.A.	Reimbursement of expenses	-	-	26	-	-	-	-	-
	Management fees	-	-	-	-	(45)	-	-	-
Total Joint Ventures APSA		-	-	29	-	(45)	-	-	-
Other related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	2,482	-	(36)	-	-	-
Dolphin Fund PLC	Reimbursement of expenses	-	-	133	-	-	-	-	-
Estudio Zang, Bergel & Viñes	Advances	-	-	11	-	-	-	-	-
	Legal services	-	-	12	-	(314)	-	-	-
Museo de los Niños	Leases and/or rights of use	-	-	26	-	(3)	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	38	-	(1)	-	-	-
Total Other related parties		-	-	2,702	-	(354)	-	-	-
Directors and Senior Management
Directors	Fees	-	-	7,599	-	-	-	-	-
	Guarantee deposits	-	-	-	-	-	(8)	-	-
Total Directors and Senior Management		-	-	7,599	-	-	(8)	-	-
Total		-	-	74,444	81,486	(12,023)	(17)	(66,383)	(220,106)

31

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended September 30, 2013:

Related party	Commissions	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and Salaries
Last Parent Company
Cresud S.A.C.I.F. y A	-	316	-	-	-	-	-	-
Total Parent Company	-	316	-	-	-	-	-	-
Subsidiaries
Alto Palermo S.A.	-	1,18	-	-	-	(5,915)	-	-
E-Commerce Latina S.A.	-	-	-	-	-	(737)	-	-
Solares de Santa Maria S.A.	-	-	-	-	-	-	-	-
Inversora Bolivar S.A.	-	-	-	-	-	(881)	-	-
Llao Llao Resorts S.A.	-	32	-	-	-	-	-	-
Ritelco S.A.	-	-	-	-	-	(3,679)	-	-
Nuevas Fronteras S.A.	-	-	-	-	-	(1,143)	-	-
Efanur S.A.	-	-	-	-	-	3,724	-	-
Tyrus S.A.	-	-	-	-	-	7,162	-	-
Palermo Invest S.A.	-	-	-	-	-	(217)	-	-
Total Subsidiaries	-	1,212	-	-	-	(1,686)	-	-
Subsidiaries APSA
Fibesa S.A.	-	275	-	-	-	-	-	-
Panamerican Mall S.A.	-	-	-	-	-	(2,357)	-	-
Emprendimientos Recoleta S.A.	-	-	-	-	-	789	-	-
Total Subsidiaries APSA	-	275	-	-	-	(1,568)	-	-

32

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Related party transactions (Continued)

Related party	Commissions	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and Salaries
Associates APSA
Tarshop S.A.	-	782	-	-	-	-	-	-
Total Associates APSA	-	782	-	-	-	-	-	-
Joint Ventures
Canteras Natal Crespo S.A.	-	-	-	-	-	-	-	-
Cyrsa S.A.	-	-	-	-	-	(4,027)	-	-
Total Joint Ventures	-	-	-	-	-	(4,027)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	-	(52)	-	-	-	-	-	-
Hamonet S.A.	-	(28)	-	-	-	-	-	-
Total Other related parties	-	(80)	-	-	-	-	-	-
Directors and Senior Management
Directors	-	-	-	-	-	-	-	(2,691)
Total Directors and Senior Management	-	-	-	-	-	-	-	(2,691)
Total	-	2,505	-	-	-	(7,281)	-	(2,691)

33

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended September 30, 2012:

Related party	Commissions	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and Salaries
Last Parent Company
Cresud S.A.C.I.F. y A	-	272	-	-	-	-	-	-
Total Parent Company	-	272	-	-	-	-	-	-
Subsidiaries
Alto Palermo S.A.	-	1,384	-	-	-	9,022	-	-
E-Commerce Latina S.A.	-	-	-		-	(296)	-	-
Inversora Bolivar S.A.	-	-	-	-	-	(309)	-	-
Ritelco S.A.	-	-	-	-	-	(1,211)
Llao Llao Resorts S.A.	-	25	-	-	-	44	-	-
Nuevas Fronteras S.A.	-	-	-	-	-	(1,354)	-	-
Efanur S.A.	-	-	-	-	-	-	-	-
Tyrus S.A.	-	-	-	-	-	323	-	-
Palermo Invest S.A.	-	-	-	-	-	9	-	-
Total Subsidiaries	-	1,409	-	-	-	6,228	-	-
Subsidiaries APSA
Fibesa S.A.	-	235	-	-	-	-	-	-
Panamerican Mall S.A.	-	-	-	-	-	(53)	-	-
Emprendimientos Recoleta S.A.	-	-	-	-	-	(31)	-	-
Total Subsidiaries APSA	-	235	-	-	-	(84)	-	-

34

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Related party transactions (Continued)

Related party	Commissions	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and Salaries
Associates APSA
Tarshop S.A.	-	651	-	-	-	-	-	-
Total Associates APSA	-	651	-	-	-	-	-	-
Joint Ventures
Canteras Natal Crespo S.A.	-	-	-	-	-	3	-	-
Cyrsa S.A.	-	-	-	-	-	(608)	-	-
Total Joint Ventures	-	-	-	-	-	(605)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	-	(44)	-	-	-	-	-	-
Hamonet S.A.	-	(23)	-	-	-	-	-	-
Total Other related parties	-	(67)	-	-	-	-	-	-
Directors and Senior Management
Directors	-	-	(3,668)	-	-	-	-	-
Total Directors and Senior Management	-	-	(3,668)	-	-	-	-	-
Total		2,500	(3,668)	-	-	5,539	-	-

35

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.           Negative working capital

At the end of the period, the Company had negative working capital. This situation is presently being considered by the Board of Directors and by Management.

31.           Special reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

32.	Subsequent Events

See subsequent events in Note 35 to Unaudited Condensed Interim Consolidated Financial Statements.

36

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Statement of Financial Position as of September 30, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.         Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.         Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1.

3.         Breakdown of accounts receivables and liabilities by maturity date.

Items		Falling due (Point 3.a.)	Without term (Point 3.b)	Without term (Point 3.b)	To be due (Point 3.c.)								Total
		09.30.13	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 months	From 2 to 3 years	From 3 to 4 years	From 4 years on
Accounts receivable	Trade and other receivables	60	113	-	42,237	20,78	59,923	-	1,336	-	2,317	103,342	230,108
	Total	60	113	-	42,237	20,78	59,923	-	1,336	-	2,317	103,342	230,108
Liabilities	Trade and other payables	1,26	-	-	53,126	3,61	5,66	3,177	10,97	387	61	253	78,504
	Borrowings	-	-	-	337,898	80,352	1,267	-118	149,44	38,807	893,019	852,182	2,352,847
	Salaries and social security liabilities	-	-	-	4,411	-	-	-	-	-	-	-	4,411
	Provisions	-	5,606	-	-	-	-	-	8,857	-	-	-	14,463
	Total	1,26	5,606	-	395,435	83,962	6,927	3,059	169,267	39,194	893,08	852,435	2,450,225

37

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Statement of Financial Position as of September 30, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.         Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Accounts receivables	Trade and other receivables	38,1	85,013	123,113	84	106,911	106,995	38,184	191,924	230,108
	Total	38,1	85,013	123,113	84	106,911	106,995	38,184	191,924	230,108
Liabilities	Trade and other payables	46,688	20,145	66,833	7,523	4,148	11,671	54,211	24,293	78,504
	Borrowings	217,718	201,681	419,399	150,153	1,783,295	1,933,448	367,871	1,984,976	2,352,847
	Salaries and social security liabilities	4,411	-	4,411	-	-	-	4,411	-	4,411
	Provisions	5,606	-	5,606	8,857	-	8,857	14,463	-	14,463
	Total	274,423	221,826	496,249	166,533	1,787,443	1,953,976	440,956	2,009,269	2,450,225

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

As of September 30, 2013 there are not receivable and liabilities subject to adjustment clause.

38

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Statement of Financial Position as of September 30, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.         Breakdown of accounts receivable and liabilities by interest clause

		Current				Non-current				Accruing interest
		Accruing interest		Non-accruing interest	Total	Accruing interest		Non-accruing interest	Total			Non accruing interest	Total
Item		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts receivable	Trade and other receivables	48,594	1,568	72,951	123,113	102,768	5	4,222	106,995	151,362	1,573	77,173	230,108
	Total	48,594	1,568	72,951	123,113	102,768	5	4,222	106,995	151,362	1,573	77,173	230,108
Liabilities	Trade and other payables	-	-	66,833	66,833	13	-	11,658	11,671	13	-	78,491	78,504
	Borrowings	166,121	215,199	38,079	419,399	1,732,000	187,263	14,185	1,933,448	1,898,121	402,462	52,264	2,352,847
	Salaries and social security liabilities	-	-	4,411	4,411	-	-	-	-	-	-	4,411	4,411
	Provisions	-	-	5,606	5,606	-	-	8,857	8,857	-	-	14,463	14,463
	Total	166,121	215,199	114,929	496,249	1,732,013	187,263	34,7	1,953,976	1,898,134	402,462	149,629	2,450,225

39

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Statement of Financial Position as of September 30, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.           Related parties.

a.	Interest in related parties:

Name of the entity	% of ownership interest held by the Company
Direct Controlling interest of IRSA:
Alafox S.A.	100.00%
APSA	95.68%
Codalis S.A.	100.00%
Doneldon S.A.	100.00%
E-Commerce Latina S.A.	100.00%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	80.00%
Inversora Bolívar S.A.	100.00%
Llao Llao Resorts S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	100.00%
Ritelco S.A.	100.00%
Sedelor S.A.	100.00%
Solares de Santa María S.A.	100.00%
Tyrus S.A.	100.00%
Unicity S.A.	100.00%

b.	Related parties debit/credit balances. See Note 27 to the Unaudited Condensed Interim Separate Financial Statements.

6.	Loans to directors.

See Note 29 to the Unaudited Condensed Interim Separate Financial Statements.

7.	Inventories.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	Current values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements

9.	Appraisal revaluation of property, plant and equipment.

None.

40

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Statement of Financial Position as of September 30, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

10.	Obsolete unused property, plant and equipment.

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.	Recovery values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

13.	Insurances.

Insured Assets

Real Estate	Insured amounts (1)	Accounting values	Risk covered
EDIFICIO REPÚBLICA	96,361	206,691	All operational risk with additional coverage and minor risks
BOUCHARD 551	63,303	90,383	All operational risk with additional coverage and minor risks
MORENO 877	49,508	70,314	All operational risk with additional coverage and minor risks
BOUCHARD 710	39,587	62,657	All operational risk with additional coverage and minor risks
MAIPU 1300	25,787	32,221	All operational risk with additional coverage and minor risks
SUIPACHA 652	17,041	9,207	All operational risk with additional coverage and minor risks
AVDA. DE MAYO 595	5,148	3,511	All operational risk with additional coverage and minor risks
LIBERTADOR 498	3,423	3,584	All operational risk with additional coverage and minor risks
DIQUE IV	3,056	57,189	All operational risk with additional coverage and minor risks
RIVADAVIA 2768	369	139	All operational risk with additional coverage and minor risks
MADERO 1020	216	155	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1159	191	8,762	All operational risk with additional coverage and minor risks
SUBTOTAL	303,990	544,813
SINGLE POLICY	15,000	-	Third party liability

(1)	The insured amounts are in thousands of U.S. dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

41

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Statement of Financial Position as of September 30, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

14.	Allowances and provisions that, taken individually or as a whole, exceed 2 % of the shareholder´s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

None.

18.	Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution No. 609/12, a special reserve was constituted which could not be released to make distributions in cash or in kind. See Note 25 to the Unaudited Condensed Interim Consolidated Financial Statements.

IRSA NCN due 2017 and IRSA NCN due 2020 both contain certain customary covenants and restrictions, including amount others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies. Restricted Payments include restrictions on the payment of dividends.

Autonomous City of Buenos Aires, November 11, 2013.

42

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos
Free translation from the original prepared in Spanish for publications in Argentina

1.	Brief comments on the Company’s activities during the period, including references to significant events occurred after the end of the period.

See attached.

2.	Comparative summarized consolidated shareholders’ equity structure

	09.30.13	06.30.13
Non- Current Assets	7,096,268	6,487,209
Current Assets	1,301,673	1,839,320
Total Assets	8,397,941	8,326,529
Non-Current Liabilities	3,853,168	3,590,593
Current Liabilities	1,351,138	1,605,247
Total Liabilities	5,204,306	5,195,840
Non-controlling interest	396,256	385,151
Shareholders’ Equity	2,797,379	2,745,538
Total	8,397,941	8,326,529

3.	Comparative summarized consolidated income structure

	09.30.13	09.30.12
Operating result	229,051	197,942
Share of profit of associates and joint ventures	38,991	16,731
Profit before financial results and income tax	268,042	214,673
Finance income	46,534	38,723
Finance cost	(308,201)	(180,977)
Other financial results	41,841	16,017
Financial loss, net	(219,826)	(126,237)
Profit Before Income Tax	48,216	88,436
Income tax	(12,948)	(37,626)
Profit for the period	35,268	50,810

Attributable to:
Equity holders of the parent
Non-controlling interest	32,382	41,142
	2,886	9,668

43

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos
Free translation from the original prepared in Spanish for publications in Argentina

4.	Statistical data as compared with the same period of previous year.

Summary of properties sold in units and in thousands of pesos.

	09.30.13	09.30.12
Apartments & Loft Buildings
Torres Jardín	44	-
Torres de Rosario	-	1,925
Libertador 1703 and 1755 (Horizons)	11,774	44,886
Others	-	811

Residential Communities
Abril / Baldovinos (2)	1,750	1,113
El Encuentro	2,492	3,750

Undeveloped plots of land
Canteras Natal Crespo	-	18
	16,060	52,503

5.	Key ratios as compared.

	09.30.13		06.30.13
Liquidity
Current assets	1,301,673	=0.96	1,839,320	=1.15
Current liabilities	1,351,138		1,605,247

Debt
Total liabilities	5,204,306	=1.86	5,195,840	=1.89
Shareholders’ Equity	2,797,379		2,745,538

Solvency
Shareholders’ Equity	2,797,379	=0.54	2,745,538	=0.53
Total liabilities	5,204,306		5,195,840

Non-Current Assets to total Assets
Non- Current assets	7,096,268	=0.85	6,487,209	=0.78
Total assets	8,397,941		8,326,529

6.       Brief comment on the outlook for the coming period.

See attached.

44

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolívar 108 - 1° floor
Autonomous City of Buenos Aires
C.U.I.T.: 30-52532274-9

1.
We have reviewed the accompanying unaudited condensed interim separate statement of financial position of IRSA Inversiones y Representaciones Sociedad Anónima as of September 30, 2013, and the related unaudited condensed interim separate statements of income and comprehensive income for the three-month period ended September 30, 2013, and the unaudited condensed interim separate statements of changes of shareholders’ equity and cash flows for the three-month period then ended and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2013 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences added by the National Securities Commission to its regulations. Those standards differ from the International Financial Reporting Standards and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board and used for the preparation of the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the Argentine Federation of Professional Councils in Economic Sciences for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

45

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

4.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements have not been prepared in all material respects in accordance with Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences for separate financial statements of a parent company.

5.	In accordance with current regulations, we hereby inform that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded in the "Inventory and Balance Sheet Book" and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal requirements;

c)
we have read the additional information to the unaudited condensed interim separate financial statements required by Article 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at September 30, 2013, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 906,732 which was not callable at that date.

Autonomous City of Buenos Aires, November 11, 2013.

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 30 Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 Fº 85

46

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2013

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Buenos Aires, November 11, 2013 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BASE: IRSA), Argentina’s leading real estate company, announces today the results of its operations for the three-month period ended September 30, 2013.

Consolidated Income*

In millions of ARS	IQ 14	IQ 13	Var (ARS)	var (%)
Revenues	621.4	483.0	138.4	28.7%
Operating Income / (Loss)	229.1	197.9	31.2	15.8%
Depreciation and Amortization	55.1	50.4	4.7	9.3%
EBITDA1	284.2	248.3	35.9	14.5%
Net Income for the period	35.3	50.8	(15.5)	(30.5)%
Attributable to the parent company’s shareholders	32.4	41.1	(8.7)	(21.2)%
Attributable to non-controlling interest	2.9	9.7	(6.8)	(70.1)%
*It coincides with the Income Statement of the Financial Statements (Excludes interest in joint businesses).

„
Revenues and EBITDA for the first quarter of 2014 were 28.7% and 14.5% higher than in the first quarter of 2013, mainly explained by an increase in revenues from the “Shopping Centers”, “Offices and other” and “Hotels” segments, offset by lower revenues in the “Sales and Developments” and “Financial Transactions and Other” segments.

„	Net income for the first 3-month period of fiscal year 2014 was ARS 35.3 million, 30.5% lower than in the same period of 2013 mainly due to lower financial results and exchange rate differences.

1

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2013

II. Shopping Centers (through our subsidiary Alto Palermo S.A.)

During 2013, private consumption remained as the main driver of the economy, growing at rates close to 6% year on year and favored by the increase in nominal salaries, which recorded a 25% increase compared to the same period of the previous year according to the INDEC. This, in addition to the dynamism exhibited by consumer loans, with year-on-year increases close to 31%, was reflected in all the retail activities, which continue to grow at a solid pace.

Our tenants’ sales grew 28.5% during the first quarter of fiscal year 2014 compared to the same period of 2013, in line with which was observed in the market.

Shopping Centers (in millions of ARS)	IQ 14	IQ 13	% Var
Revenues	455.8	355.6	28.2%
Operating Income	207.1	154.0	34.6%
Depreciation and Amortization	36.8	38.0	(3.2)%
EBITDA	244.0	192.0	27.1%

Shopping Centers Operating Indicators	IQ 14	IVQ 13	IIIQ 13	IIQ 13	IQ 13
Total Leaseable Area (sqm2)[1]	307,721	308,793	308,793	309,021	309,021
Tenants’ Sales (12-month cumulative, ARS million)	13,276.8	12,479.2	11,749.4	11,148.2	10,469.1
Occupancy [1]	98.6%	99.1%	98.7%	99.8%	98.4%

[1]	Percentage over gross leaseable area as of period end.

„
During the first quarter of fiscal year 2014, tenants’ sales of our shopping centers reached ARS 3,586.8 million (a 28.5% increase compared to the same period of the previous fiscal year). This increase reflects the good performance of all the Company’s Shopping Centers.

„
The EBITDA/revenue margin for the first quarter of fiscal year 2014, excluding revenues from common maintenance expenses and commercial advertising fund, reached 78.6%, in line with the previous fiscal year.

„
The portfolio’s occupancy rate stood at 98.6%, showing a slight decrease compared to the last quarter due to a lower occupancy rate in two of our shopping centers located in the interior of the country caused by the refurbishment of some stores. As of the end of the fiscal year, although Alto Rosario had 1,130 sqm vacant, it had already closed a new lease agreement for the next quarter, and while Mendoza Plaza Shopping had 1,092 sqm vacant it had a new tenants’ proposal for the next quarter.

2

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2013

Operating data of our Shopping Centers as of September 30, 2013

Shopping Center	Date of Acquisition	GLA (sqm)[1]	Stores	Occupancy % [2]	APSA’s Interest [3]	Book Value (ARS thousand) [4]
Alto Palermo	Nov-97	18,122	144	99.6%	100.0%	234,433
Abasto Shopping [4]	Jul-94	37,022	171	100.0%	100.0%	288,767
Alto Avellaneda	Nov-97	36,494	139	99.7%	100.0%	140,463
Paseo Alcorta	Jun-97	13,666	107	100.0%	100.0%	122,885
Patio Bullrich	Oct-98	11,617	86	100.0%	100.0%	121,811
Buenos Aires Design	Nov-97	13,354	62	95.9%	53.7%	17,108
Dot Baires Shopping	May-09	48,646	152	99.9%	80.0%	459,872
Soleil	Jul-10	15,190	78	100.0%	100.0%	92,992
Alto Noa Shopping	Mar-95	19,084	88	100.0%	100.0%	33,209
Alto Rosario Shopping [5]	Nov-04	28,306	145	94.4%	100.0%	125,409
Mendoza Plaza Shopping	Dec-94	42,272	146	96.0%	100.0%	112,260
Córdoba Shopping	Dec-06	15,679	105	100.0%	100.0%	69,552
La Ribera Shopping	Aug-11	8,269	49	97.4%	50.0%	17,855
Total		307,721	1,472	98.6%		1,836,616

[1] Gross leasable area in each property. Excludes common areas and parking spaces.
[2] Calculated dividing occupied square meters by leaseable area on the last day of the period.
[3] APSA’s effective interest in each of its business units. IRSA holds a 95.68% interest in APSA.
[4] Cost of acquisition plus improvements, less cumulative depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Excludes works in progress.

[5] Excludes Museo de los Niños (3,732 sqm in Abasto and 1,261 in Alto Rosario).

Cumulative tenants’ sales as of September 30 of the fiscal periods
(In millions of ARS)

Shopping Center	1Q 14	1Q 13	% Var
Alto Palermo	466.1	355.3	31.2%
Abasto Shopping	561.0	439.0	27.8%
Alto Avellaneda	518.6	423.0	22.6%
Paseo Alcorta	235.6	175.1	34.6%
Patio Bullrich	149.4	123.4	21.1%
Buenos Aires Design	66.6	57.2	16.4%
Dot Baires Shopping	438.1	345.9	26.7%
Soleil	144.4	70.2	105.7%
Alto Noa Shopping	168.8	140.2	20.4%
Alto Rosario Shopping	300.8	243.1	23.7%
Mendoza Plaza Shopping	349.3	269.4	29.7%
Córdoba Shopping	122.0	95.9	27.2%
La Ribera Shopping	66.1	53.4	23.8%
Total	3,586.8	2,791.2	28.5%

Detailed Revenues	IQ14	IQ13	% Var
Base Rent	174.7	137.8	26.8%
Percentage Rent	73.0	56.7	28.8%
Total Rent	247.8	194.5	27.4%
Admission rights	28.5	24.1	18.4%
Fees	8.2	4.2	95.9%
Parking	19.7	15.1	30.2%
Management fees	5.3	4.1	29.5%
Other	0.9	0.4	128.1%
Total revenues before common maintenance expenses and common promotional fund	310.4	242.4	28.1%
Common maintenance expenses and common promotional fund	145.5	113.2	28.5%
Total Revenues	455.8	355.6	28.2%

3

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2013

III. Offices and Other

The A+ office local market of the City of Buenos Aires remains robust. Although USD rental prices per square meter decreased compared to 2012, sale prices remain stable above USD 4,000 per square meter, showing a solid demand for premium office spaces in the City of Buenos Aires. This generated a drop in the cap-rate compared to its historical levels.

Evolution of A+ offices’ profitability in the City of Buenos Aires

Source: LJ Ramos

The performance of our office units remained stable in terms of rental prices and occupancy levels during the first quarter of the year, reaching ARS 74.0 million in revenues and an occupancy rate of 97.3%.

In ARS MM	IQ 14	IQ 13	% Var
Revenues	74.0	70.3	5.3%
Operating income	29.7	31.1	(4.5)%
Depreciation and amortization	8.5	8.8	(3.4)%
EBITDA	38.2	39.9	(4.3)%

	IQ 14	IVQ 13	IIIQ 13	IIQ 13	IQ 13
Occupancy	97.3%	97.1%	97.3%	96.5%	96.8%
Monthly Rent (ARS/leased sqm)	148.5	138.7	128.8	123.1	118.3
Monthly Rent (USD/leased sqm)	25.6	25.7	25.1	25.0	25.3

„
Revenues from the Offices segment increased by 5.3% in the first quarter of fiscal year 2014 whereas operating income decreased by 4.5%. It should be highlighted that the portfolio’s gross leaseable area dropped by 8% as a result of the sale of 13,154 sqm corresponding to 3 floors of “La Nación” building and 5 floors of “El Rulero” building during fiscal year 2013.

„	The portfolio occupancy rate reached 97.3% and the monthly rent per square meter in premium spaces reached ARS 148.5, with dollar prices remaining in line with market figures.
„
The EBITDA/Revenue margin, excluding revenues from common maintenance expenses, was 60.9% in the first quarter of 2014, around 10% below the value recorded during the same quarter of fiscal year 2013 due to the reduction in gross leaseable area and common maintenance expense deficit.

Below is information on our offices and other rental properties segment as of September 30, 2013.
(In thousands of ARS)

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Book Value (3)
Offices
Edificio República	04/28/08	19,884	88.2%	100%	205,569
Torre Bankboston	08/27/07	14,873	100.0%	100%	145,403
Bouchard 551	03/15/07	12,081	100.0%	100%	89,791
Intercontinental Plaza	11/18/97	22,535	100.0%	100%	69,064
Bouchard 710	06/01/05	15,044	100.0%	100%	62,343
Dique IV, Juana Manso 295 (8)	12/02/97	11,298	94.4%	100%	60,648
Maipú 1300	09/28/95	9,399	97.3%	100%	31,665
Libertador 498	12/20/95	620	100.0%	100%	3,525
Suipacha 652/64	11/22/91	11,453	100.0%	100%	9,008
Madero 1020	12/21/95	101	100.0%	100%	150
Dot Building (9)	11/28/06	11,242	100.0%	76%	101,095
Other Offices (4)	N/A	2,585	89.4%	N/A	532
Subtotal Offices		131,115	97.3%	N/A	778,803

Other Properties
Commercial Properties (5)	N/A	312	-	N/A	758
Santa María del Plata S.A.	07/10/97	60,100	-	100%	12,516
Nobleza Piccardo	05/31/11	48,590	100.0%	50%	10,480
Other Properties (6)	N/A	3,996	100.0%	N/A	8,762
Subtotal Other Properties		112,998	99.7%	N/A	32,516

TOTAL OFFICES AND OTHER (7)		244,113	98.4%	N/A	811,319

Notes:
(1) Total leaseable area for each property as of September 30, 2013. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leaseable area as of September 30, 2013.
(3) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.
(4) Includes the following properties: Madero 492 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold),
Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).
(5) Includes the following properties: Constitución 1111, Crucero I (fully sold), Locales de Abril (fully assigned) and Casona de Abril.
(6) Includes the following properties: Constitución 1159, Dique III (fully sold) and Canteras.
(7) Corresponds to the “Offices and Other” business unit mentioned in Note 5 to the Consolidated Financial Statements.
(8) The building was occupied in May 2009.
(9) Through Alto Palermo S.A. – The building has revenues since August 2010.

4

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2013

IV.           Sales and Developments

Construction decelerated its growth rate during calendar year 2013, though in terms of prices, the value per sqm of new apartments in the City of Buenos Aires has remained stable.
For the rest of the year, the construction business is expected to grow thanks to the continuity of the policies aimed at encouraging capital expenditures. In particular, there is the Argentine Credit Program (PRO.CRE.AR, as per its acronym in Spanish) which has started to have a greater impact in the course of the year. The amounts contributed by the Argentine Credit Program (PRO.CRE.AR) are equivalent to 6.3% of the GDP for the construction industry.

Sales and Developments in millions of ARS	IQ 14	IQ 13	% Var
Revenues	16.1	52.5	(69.4)%
Operating income	(6.7)	30.8	-
Depreciation and amortization	-	-	-
EBITDA	(6.7)	30.8	-

„
During the first quarter of fiscal year 2014, sales totaled ARS 16.1 million, explained by the recognition of revenues from projects developed in previous fiscal years. The segment reflects a 69.4% drop compared to the same quarter of 2013 mainly due to the fact that in the previous fiscal year revenues for ARS 44.9 million derived from the sale of lots of the Horizons project had been recorded.

Accumulated sales as of September 30 of the fiscal periods
(in thousands of ARS)

DEVELOPMENT	IQ 14	IQ 13	% Var
Residential apartments
Torres de Rosario (1)	-	1,953	-
Libertador 1703 y 1755 (Horizons) (2)	11,774	44,858	(73.8)%
Other residential apartments (3)	44	811	(94.6)%
Subtotal Residential Apartments	11,818	47,622	(75.2)%
Residential Communities
Abril/Baldovinos (4)	1,750	1,113	57.2%
El Encuentro	2,492	3,750	(33.5)%
Subtotal Residential Communities	4,242	4,863	(12.8)%
Land Reserves
Canteras Natal Crespo	-	18	-
Subtotal Land Reserves	-	18
TOTAL	16,060	52,503	(69.4)%

(1)	Through Alto Palermo S.A.
(2)	Owned by CYRSA S.A.
(3)
Includes the following properties: Torres de Abasto through APSA (fully sold), units to be received by Beruti through APSA, Torres Jardín, Edificios Cruceros (fully sold), San Martín de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold), Terreno Caballito and Lotes Pereiraola through IRSA.

(4)	Includes sale of shares in Abril.

5

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2013

Development Status of Projects

DEVELOPMENT	Date of Acquisition	Area intended for sale (sqm) (1)	Total Units / Lots (2)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (3)	Book Value (in thousands of ARS) (4)
Residential Apartments
Caballito Nuevo	Nov-97	67	1	100.0%	100.0%	99.1%	313
Torres de Rosario(5)	Apr-99	2,661	17	95.7%	100.0%	60.0%	2,083
Horizons (9)	Jan-07	44,648	467	50.0%	100.0%	100.0%	11,484
Other Residential apartments (6)	-	138,520	1,438				76,189
Subtotal Residential Apartments		185,896	1,923				90,069
Residential Communities
Abril/Baldovinos (7)	Jan-95	5,137	4	100.0%	100.0%	99.5%	2,357
El Encuentro	Nov-97	13,690	9	100.0%	100.0%	85.0%	765
Subtotal Residential Communities		18,827	13				3,122
Land Reserves
Puerto Retiro	May-97	82,051		50.0%	0.0%	0.0%	51,337
Santa María del Plata	Jul-97	715,951		100.0%	0.0%	10.0%	158,951
Pereiraola	Dec-96	1,299,630		100.0%	0.0%	100.0%	8,200
Terreno Rosario (5)	Apr-99	31,000		95.7%	0.0%	100.0%	8,353
Terreno Baicom	Dec-09	34,500	1	50.0%	0.0%	0.0%	4,459
UOM Luján	May-08	1,176,000		95,7%	0.0%	100.0%	33,905
Terreno Catalinas Norte	Dec-09	42,625		100.0%	0.0%	100.0%	109,154
Pilar	May-97	740,237		100.0%	0.0%	0.0%	1,550
Coto Air Space (5)	Sep-97	16,167	284	95.7%	0.0%	0.0%	8,946
Other Land Reserves(8)	-	13,680,711	1				10,090
Subtotal Land Reserves		17,818,872	286				394,480
TOTAL		18,023,595	2,222				487,671

Notes:
(1) Total property area intended for sale upon completion of the development or acquisition and before sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves, the land area was considered.

(2) Represents the total units or plots upon completion of the development or acquisition (excludes parking and storage spaces).
(3) The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(4) Company’s total consolidated sales.
(5) Through Alto Palermo S.A.
(6) Includes the following properties: Torres de Abasto through APSA (fully sold), units to be received by Beruti through APSA, Torres Jardín, Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold), Terreno Caballito and Pereiraola plots through IRSA.

(7) Includes sales of shares in Abril.
(8) Includes the following land reserves: Terreno Pontevedra, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck and C.Gardel 3134 (fully sold), C.Gardel 3128 (fully sold), Aguero 596 (fully sold), República Arabe Siria (fully sold), Terreno Mendoza (fully sold), Zelaya 3102, Conil, Soleil air space and Others APSA (through APSA).-

(9) Owned by CYRSA S.A.

Abril, Hudson, Greater Buenos Aires.
Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single-family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Construction works for the neighborhoods have been completed, and as of September 30, 2013, the title deeds for the last 4 lots had been executed.

El Encuentro, Benavidez, Tigre.
In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, a 110-hectare gated residential complex known as “El Encuentro” is located, consisting of a total of 527 lots with a total saleable area of 610,785.15 sqm. The development of the project is completed and equipped with power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc. As of September 30, 2013, all the lots had been sold, and only 4 deeds are pending execution.

6

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2013

V.	Hotels

The Argentine hotel market showed signs of deceleration in activity levels during calendar year 2013. The inflow of tourists to Argentina fell 13.5% in the first half of the year compared to the same period of 2012. Inbound tourism comes mostly from neighboring countries, mainly Brazil, whose number of visitors was 30% lower than in the past year. Cumulative hotel occupancy in Buenos Aires as of September 2013 was 5% lower than in the same period of 2012. However, our hotels in the City of Buenos Aires maintain their historic occupancy rates and we see an improvement in our Llao Llao resort in the City of Bariloche.

Hotels (in millions of ARS)	IQ 14	IQ 13	% Var
Revenues	72.9	53.8	35.5%
Operating income	0.7	(5.9)	-
Depreciation and amortization	3.6	4.6	(21.7)%
EBITDA	4.3	(1.3)	-

	IQ 14	IVQ 13	IIIQ 13	IIQ 13	IQ 13
Average Occupancy	68.1%	65.8%	67.2%	65.9%	62.4%
Average Rate per Room (ARS/night)	1,061	876	892	872	862
Average Rate per Room (USD/night)	197	163	174	177	184

►
 During the first quarter of fiscal year 2014, the hotel segment recorded an increase in revenues of around 35.5% and operating income showed a positive result of ARS 0.7 million compared to the ARS 5.8 million loss recorded in the same period of the previous year.

The following is information on our hotel segment as of  September 30, 2013:

Hotels	Date of Acquisition	IRSA’s Interest	Number of Rooms	Average Occupancy (1)	Average Rate	Book Value (in thousands of ARS)
Intercontinental (3)	11/01/97	76.34%	309	65.6%	857	47,578
Sheraton Libertador (4)	03/01/98	80.00%	200	81.5%	772	32,561
Llao Llao (5)	06/01/97	50.00%	201	60.0%	1,781	85,522
Total			710	68.4%	1,061	165,661

Notes:
1) Cumulative average for the 3-month period.
2) Cumulative average for the 3-month period.
3) Through Nuevas Fronteras S.A. (IRSA’s subsidiary).
4) Through Hoteles Argentinos S.A.
5) Through Llao Llao Resorts S.A.

Accumulated sales as of September 30 of the fiscal periods

Hotels	IQ 14	IQ 13	% Var
Intercontinental (3)	24,834	18,666	33.0%
Sheraton Libertador (4)	17,269	11,670	48.0%
Llao Llao (5)	30,824	23,457	31.4%
Total	72,927	53,793	35.6%

7

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2013

VI.	International

Interest in Metropolitan 885 Third Ave. LLC (“Metropolitan”) through New Lipstick LLC (“New Lipstick”)

IRSA indirectly holds a 49.8% interest in New Lipstick LLC, a holding company that is owner of Metropolitan, a company whose main asset is the so-called “Lipstick” office building, and the debt associated to this asset, which amounts to approximately USD 113.0 million, following a restructuring previously reported by IRSA.

The Lipstick Building is a landmark building in the City of New York, located in Midtown Manhattan, with a gross leaseable area over 57,500 sqm. As of September 30, 2013, the building reached an occupancy rate of 85.5%, thus generating an average rent of USD 65.3 per sqm.

Lipstick	Sep-14	Sep-13	% Var
Gross Leaseable Area (sqm)	58,019	58,019	-
Occupancy	85.5%	86.1%	(0.6)%
Rental price (USD/sqm)	65.3	63.8	2.4%

Acquisition of a Building located at 183 Madison Ave, New York, NY

Through our subsidiaries IRSA International LLC and Imadison LLC, we hold a 74.5% equity interest in the building located at 183 Madison in Manhattan. The property has 19 floors and a net leaseable area over 23,200 sqm. As of September 30, 2013, 98.5% of the building was occupied, at an average rental price of approximately 40.5 USD/sqm.

Madison 183	Sep-14	Sep-13	% Var
Gross Leaseable Area (sqm)	23,489	23,489	-
Occupancy	98.5%	94.5%	4.3%
Rental price (USD/sqm)	40.5	39.1	3.4%

Investment in Supertel Hospitality Inc.

As of September 30, 2013, jointly with other shareholders, we held the equivalent to 34% of the voting rights in Supertel Hospitality Inc., a REIT listed on NASDAQ under the symbol “SPPR”. Supertel Hospitality Inc. has a portfolio of 71 medium-class and long-stay hotels with 6,231 rooms in 21 states of the United States of America, which are operated by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

VII. Financial Transactions and Other

Interest in Banco Hipotecario S.A. (“BHSA”)

BHSA is a leading bank in the mortgage lending segment, in which IRSA held a 29.77% interest as of September 30, 2013 (excluding portfolio shares). For further information please refer to http://www.cnv.gob.ar or http://www.hipotecario.com.ar. The investment in Banco Hipotecario generated results for ARS 53.4 million during the first quarter of 2014. On September 20, 2013, IRSA received from Banco Hipotecario dividends for ARS 9.1 million.

VIII. EBITDA by segment

3M 14	Shopping Centers	Offices	Sales and Developments	Hotels	International	Financial Transactions and Other	Total
Operating income / (loss)	207.1	29.7	-6.7	0.7	3.2	-1.6	232.4
Depreciation and Amortization	36.8	8.5	-	3.6	7.0	-	55.9
EBITDA	244.0	38.2	-6.7	4.3	10.2	-1.6	288.3
3M 13	Shopping Centers	Offices	Sales and Developments	Hotels	International	Financial Transactions and Other	Total
Operating income / (loss)	154.0	31.1	30.8	-5.9	-5.3	0.5	205.1
Depreciation and Amortization	38.0	8.8	-	4.6	-	-	51.5
EBITDA	192.0	39.9	30.8	-1.3	-5.3	0.5	256.6

EBITDA Var	27.1%	(4.3)%	-	-	-	-	12.4%

IX. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the company’s income by segment with its consolidated income statement. The difference lies in the presence of joint businesses included in the segment but not in the income statement.

	Total Segment	Joint Businesses*	Income Statement
Revenues	638.4	(16.9)	621.4
Costs	(305.2)	11.5	(293.7)
Gross Profit /(Loss)	333.1	(5.4)	327.7
General and administrative expenses	(58.7)	0.2	(58.5)
Selling expenses	(31.8)	1.1	(30.7)
Other operating income, net	(10.2)	0.7	(9.5)
Operating Income	232.4	(3.3)	229.1
Income / (loss) from interests in equity investees and joint businesses	33.9	5.1	39.0
Income before financial income / (loss) and income tax	266.3	1.8	268.0

*Includes Puerto Retiro, Baicom, CYRSA, Nuevo Puerto Santa Fe and Quality (Predio San Martín).

8

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2013

IX. Financial Debt and Other Indebtedness

Consolidated Financial Debt as of September 30, 2013.

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank Overdraft	ARS	46.8	Variable	< 180 days
IRSA’s Tranche I Series I Notes	USD	150.0	8.50%	Feb-17
IRSA’s Tranche II Series II Notes	USD	150.0	11.50%	Jul-20
IRSA’s Tranche III Series IV Notes	USD	16.9	7.45%	Feb-14
Madison 183 Building Mortgage	USD	75.0	4.22%	Aug-17
IRSA’s Total Debt		438.7
APSA’s Series I Notes due 2017(int.)	USD	120.0	7.88%	May-17
Soleil / Tucumán	USD	13.9	5.00%	Jul-17
Arcos syndicated loan	ARS	20.4	15.0%	Nov-15
Neuquén syndicated loan	ARS	19.2	15.3%	Jun-16
Other Debt	ARS	35.0	-	-
APSA’s Total Debt	USD	208.5
Total Consolidated Debt		647.2
Consolidated Cash		48.5
Repurchase of Debt		19.1
Net Consolidated Debt		579.6

(1) Principal face value in USD at an exchange rate of 5.793 ARS = 1 USD, without considering accrued interest or elimination of balances with subsidiaries.
* APSA excludes Convertible Notes due 2014. Outstanding principal amount: USD 31,746,502

Evolution of Exchange Rate
During the last months, the depreciation of the Argentine Peso to the U.S. Dollar accelerated as compared to the previous months. Whereas in the first quarter of fiscal year 2013 the Argentine currency had depreciated 3.8%, during IQ14 it depreciated 7.5%. Given that a significant portion of our debt is denominated in USD, this process had an adverse impact on our financial income / (loss). However, our assets are mostly valued at historical cost plus investments, and are not affected by any kind of revaluation due to the fluctuation of market prices.

Below is the evolution of the exchange rate as published by Banco de la Nación Argentina.

Source: Banco de la Nación Argentina

Subsequent Event
Shareholders’ Meeting: On October 31, 2013, the general shareholders’ meeting was held, and shareholders resolved, among other things, the payment of a dividend in cash and/or in kind for up to ARS 250 million, as well as the launching of a Public Tender Offer for the Voluntary Acquisition of Alto Palermo S.A.’s (APSA) shares, delegating on the Board of Directors the determination of its implementation and the establishment of all the offering terms and conditions.
.

9

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2013

XI. Brief comment on prospects for the next period

We have started fiscal year 2014 with very good results in our main lines of business. The shopping center and office portfolios have remained sound, with almost full occupancy levels, and investments outside Argentina have reached efficient operating ratios. We expect to maintain and even improve the performance of all our assets during fiscal year 2014.

During the next quarter we will open our fourteenth shopping center and the first premium outlet in the City of Buenos Aires. Featuring 65 stores, with 14,000 square meters of gross leaseable area and an investment of approximately ARS 234 million, “Distrito Arcos” will be an open-air space offering a variety of premium brands in the exclusive neighborhood of Palermo. We expect to reach full occupancy upon opening, as the project has been highly accepted by tenants, with more than 90% of the lease agreements having been executed as of to date. We hope that this new proposal, which will combine a retail and cultural concept, will achieve the success of our latest developments.

On the other hand, we will make progress in our next shopping center, in the city of Neuquén, which we expect to open during fiscal year 2015. Moreover, we continue to assess the best timing for launching other shopping center projects in the land reserves held by the company throughout the Argentine territory. We expect to continue working in optimizing the performance of our current shopping centers through improvements that allow us to take best advantage of their GLA potential and to furnish them with increased functionality and appeal for the benefit of consumers and retailers alike.

During this year we will continue to foster marketing actions, events and promotions in our shopping centers, as they have proved to be highly effective in terms of sales and have been eagerly endorsed by the public.

In the office segment, we have maintained a 97.3% occupancy rate in our portfolio, and average rental prices of our premium buildings stand at 25.6 USD/sqm, comparable to market figures. We hope to reach full occupancy and to close the best possible lease agreements during this year, attracting new firms wishing to relocate to our premium spaces. We plan to continue our strategy of selling selected non-strategic assets in our portfolio for attractive prices, and we are deciding on the most suitable timing for launching the “Catalinas Norte” project, to be erected in one of the most highly priced lands in the City of Buenos Aires, in the area of Catalinas.

Our assets located outside Argentina have continued to show satisfactory operating results, and there has been a rebound in commercial real estate prices in the United States. We will continue to search for opportunistic investments in top-quality assets for attractive prices and with capital structures with optimization potential.

We believe that IRSA has the financial soundness, managerial expertise and long track record in the Argentine real estate industry required to face the challenges that may arise in 2014 and to take advantage of all the opportunities that the markets may offer.

10

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
December 13, 2013